As filed with the Securities and Exchange Commission on April     , 2010

Securities Act Registration No. 333-159636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Registration Statement under the Securities Act of 1933

Pre-Effective Amendment No. 3

Post-Effective Amendment No. ☐

THL Credit, Inc.

(Exact name of Registrant as specified in its charter)

100 Federal Street, 31st Floor

Boston, MA 02110

(Address of Principal Executive Offices)

(800) 450-4424

(Registrant’s Telephone Number, Including Area Code)

James K. Hunt

THL Credit, Inc.

100 Federal Street, 31st Floor

Boston, MA 02110

(Name and Address of Agent for Service)

Copies to:

Richard T. Prins Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Paul K. Risko John A. MacKinnon Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share			$$300,000,000	$16,740

(1)	Includes the underwriters’ overallotment option.
(2)	Estimated pursuant to Rule 457(o) solely for the purpose of determining the registration fee.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April     , 2010

PROSPECTUS

                 Shares

THL Credit, Inc.

Common Stock

We are a newly-organized, externally-managed, non-diversified closed-end management investment company that intends to file an election to be regulated as a business development company under the Investment Company Act of 1940.

Our investment objective is to generate both current income and capital appreciation, primarily through the origination of privately negotiated investments in debt and equity securities in middle market companies. We anticipate that our portfolio will be primarily comprised of investments in mezzanine loans (which are junior to other debt and senior to equity) made to middle market companies.

We will be managed by our investment advisor, THL Credit Advisors LLC, which will also provide the administrative services necessary for us to operate. THL Credit Advisors is recently organized and is in the process of being registered as an investment advisor, and neither it nor its affiliates have any experience managing a business development company.

We intend to apply to have our common stock approved for quotation on The NASDAQ Global Select Market under the symbol “TCRD.” We expect that the initial public offering price will be $15.00 per share.

This prospectus contains important information you should know before investing in our common stock. Please read it carefully before you invest and keep it for future reference. Upon completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. We maintain a website at http://www.thlcredit.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. You may also obtain such information and make shareholder inquiries by contacting us at THL Credit, Inc., 100 Federal Street, 31st floor, Boston, MA 02110, or by calling us at (800) 450-4424. The Securities and Exchange Commission maintains a website at http://www.sec.gov where such information is available without charge upon request. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Because we are newly organized, our shares have no history of public trading. Shares of closed-end investment companies, which are structured similarly to us, frequently trade at a discount from their net asset value. This risk of loss applies to our shares of common stock as well and may be greater for investors expecting to sell their shares in a relatively short period after completion of the public offering. Shares of our common stock will have a negative net asset value prior to the acquisition of certain assets anticipated to occur shortly prior to completion of the offering.

Investing in our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in our common stock in “Risks” beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Sales load	$	$
Proceeds, before expenses, to THL Credit, Inc.(1)	$	$
(1)	We estimate that we will incur expenses of approximately $ ($ per share) in connection with this offering. Such expenses and the sales load will indirectly be borne by investors in this offering and will consequently reduce their net asset value per share. Net proceeds, after expenses and sales load, will be approximately $ ($ per share).

We have granted the underwriters an option to purchase up to              additional shares of our common stock at the public offering price, less the sales load, within 30 days of the date of this prospectus solely to cover overallotments, if any. If the underwriters exercise this option in full, the total price to the public, sales load and net proceeds will be $            , $            , and $            , respectively. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Citi	Deutsche Bank Securities

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition and prospects may have changed since that date. To the extent required by applicable law, we will update this prospectus during the offering period to reflect material changes to the disclosure herein.

i

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. You should read the entire prospectus carefully, including “Risks.” Throughout this prospectus, we refer to THL Credit, Inc. as the “Company,” “we,” “us” or “our;” THL Credit Advisors LLC as “THL Credit Advisors,” the “Advisor” or the “Administrator”, Thomas H. Lee Partners, L.P. as “THL Partners” and THL Credit Opportunities, L.P. as “THL Credit Opportunities”.

THL Credit, Inc.

We are a newly-organized, externally-managed, non-diversified closed-end management investment company incorporated in Delaware on May 26, 2009. We intend to file an election to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. In addition, for tax purposes we intend to elect to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Our investment activities are managed by THL Credit Advisors and supervised by our board of directors, a majority of whom are independent of THL Credit Advisors and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation.”

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in private subordinated debt, or mezzanine debt, which in many cases includes an associated equity component such as warrants, preferred stock or other similar securities. In certain instances we will also make direct equity investments. We define middle market companies to mean both public and privately-held companies with annual revenues of between $25 million and $500 million. We expect to generate returns through a combination of contractual interest payments on debt investments, equity appreciation (through options, warrants, conversion rights or direct equity investments) and origination and similar fees. We can offer no assurances that we will achieve our investment objective.

We believe there are significant opportunities to finance middle market companies that require capital for growth and acquisitions. We also believe that, as a result of the recent credit crisis, a significant investment opportunity exists to invest in middle market companies requiring subordinated loans, often referred to as mezzanine loans, to recapitalize their balance sheets. Additionally, we do not intend to invest in start-up companies, operationally distressed situations or companies with speculative business plans. Furthermore, we may invest throughout an entity’s capital structure, which may include senior secured loans, common and preferred equity, options and warrants, high-yield bonds and other structured securities. In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including securities of larger public companies and foreign securities. We anticipate that, over time, our investment portfolio will consist primarily of investments in mezzanine loans.

It is also our belief that a combination of sponsored and unsponsored mezzanine investments is important to having the most attractive opportunities across investment cycles, and to that end our nationwide origination efforts target both private-equity sponsors and referral sources of unsponsored companies.

Unsponsored companies are either micro cap public companies or privately-held companies typically owned and controlled by entrepreneurs rather than private equity firms, which we refer to as sponsors. We believe that unsponsored middle market companies represent a large, attractive and less competitive mezzanine investment opportunity for two primary reasons: (1) the number of unsponsored companies far exceeds the number of sponsored companies; and (2) most mezzanine investors focus primarily on sponsored companies. We also believe that investments in unsponsored companies will provide for the most attractive economics, alignment of interests with management and the greatest control for us as an investor because unsponsored companies generally have less access to capital providers.

With respect to sponsored transactions—that is, those companies controlled by private equity firms, which we refer to as sponsors—we expect the demand for leveraged buyouts to grow as mergers and acquisition activity increases, although with reduced senior lending from banks and collateralized loan obligation vehicles. We believe junior capital providers will see increasing opportunities to fill the financing gap. We expect significant demand from sponsors who need to recapitalize the balance sheets of certain of their portfolio companies or, in certain situations, acquire portfolio companies.

We are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. Government securities and other high quality debt investments that mature in one year or less.

We may borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-half of our assets) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. We do not plan to incur significant leverage, or to pay significant interest in respect thereof, until after the proceeds of this offering are substantially invested in accordance with our investment object and do not intend to incur leverage during our first year of operations in excess of 20% of our total assets after giving effect to such leverage. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.

THL Credit Advisors LLC

Our investment activities are managed by our investment advisor, THL Credit Advisors. THL Credit Advisors is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. THL Credit Advisors was formed as a Delaware limited liability company on June 26, 2009 and is in the process of being registered as an investment advisor under the Investment Advisers Act of 1940, which we refer to as the Advisers Act. THL Credit Advisors is led by James K. Hunt, Sam W. Tillinghast and W. Hunter Stropp, who, along with Terrence W. Olson, Christopher J. Flynn, Gregory S. Hammer and Kunal M. Soni, constitute its principals. We refer to these individuals collectively as the THL Credit Principals. The THL Credit Principals and other investment professionals make up our investment team. THL Credit Advisors is owned and controlled by the THL Credit Principals and a partnership consisting of certain of the partners of THL Partners.

Before joining THL Credit Group, L.P., an affiliate of THL Credit Advisors, in 2007, Messrs. Hunt, Tillinghast and Stropp, who collectively have investment experience of 23 years on average and 14 years at a minimum, were responsible for over $40 billion in investments over the period from 1990 to 2006. Messrs. Hunt and Tillinghast separately had ultimate investment authority for SunAmerica Corporate Finance and the Private Placement Group of AIG, respectively, where these investments were made. The responsibilities of these individuals included sourcing, identifying, evaluating, structuring, managing and monitoring mezzanine debt, leveraged loans, private placements and private equity investments. Over the past three years, these individuals have held ultimate responsibility for approximately $230 million in investments. The THL Credit Principals have worked together extensively in the past and have invested through multiple business and credit cycles, investing across the entire capital structure. We believe the THL Credit Principals bring a unique investment perspective and skill set by virtue of their complementary, collective experience as both debt and equity investors. In addition, we believe they bring an active equity ownership mentality and intend to focus on adding value to portfolio companies through board representation, when possible, active monitoring and direct dialogue with management. We can provide no assurance that we will replicate the historical performance of the THL Credit Principals.

Through THL Credit Group, an affiliated entity composed of essentially the same investment professionals as THL Credit Advisors, our investment team currently manages THL Credit Opportunities, a private credit opportunities fund with approximately $162.6 million in funded capital commitments and a remaining investment period of more than two years. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., each an underwriter in this offering, and certain of the THL Credit Principals are existing investors in THL Credit Opportunities. Shortly prior to the time we file our election to be treated as a BDC under the 1940 Act, we intend to purchase from THL Credit Opportunities in a private placement for shares of our common stock at the initial public offering price, estimated to be $15.00 per share, approximately $62 million of portfolio assets, which are described elsewhere in this prospectus and which we refer to as the Initial Portfolio Assets, at their fair value as determined by our board of directors. The Initial Portfolio Assets as of March 15, 2010 are comprised of debt and equity investments in five portfolio companies (75% of the total value of which is debt and 25% of which is equity), the income producing assets of which represented 94% of the Initial Portfolio Assets and had a weighted average annualized yield of approximately 17.9%. The manager of THL Credit Opportunities will use substantially all of THL Credit Opportunities’ remaining capital and cash on-hand to make an investment, which is expected to be approximately $82 million (33% of this offering), in our shares in this offering at the public offering price directly from us and not through the underwriters. This investment will be made through THL Credit Partners BDC Holdings, L.P., a special purpose unmanaged sister fund formed for the purpose of facilitating this investment whose only investment will be in our shares and which will vote its shares in us in the same proportion as all other shares are voted. The shares issued to purchase the Initial Portfolio Assets will also be held by THL Credit Partners BDC Holdings, L.P. We will also have exclusive access immediately after the offering to the entire pipeline of potential investments being sourced by the THL Credit Principals through THL Credit Group. As of April 8, 2010, the pipeline of transactions that the THL Credit Principals were actively underwriting or pursuing included 14 sponsored deals and 16 unsponsored deals and collectively aggregated to approximately $645 million of potential transactions. In addition, as of April 8, 2010, five term sheet proposals had been issued and were currently being negotiated and these potential investments aggregated to $96 million. We anticipate that the Initial Portfolio Assets of the Company and additional investments we make following the completion our initial public offering would enable us to declare a dividend in the first full calendar quarter following completion of the offering. Any such dividend would be sourced from income and would be made only at the discretion of our board of directors. No assurance can be given that we will be able to close on any of these opportunities or that we will be able to declare such a dividend or dividends in subsequent periods. Upon completion of this offering, it is expected that THL Credit Opportunities will restrict its activities to its remaining portfolio, which will consist of one investment in senior secured loans, and making follow-on investments and that the THL Credit Principals and remainder of the team will focus their efforts on our business although THL Credit Advisors is not restricted from managing additional investment funds in the future.

THL Credit, Inc. and Affiliates

THL Credit Advisors also serves as our administrator and leases office space to us and provides us with equipment and office services. The tasks of our administrator include overseeing our financial records, preparing reports to our stockholders and reports filed with the SEC and generally monitoring the payment of our expenses and the performance of administrative and professional services rendered to us by others.

We will pay THL Credit Advisors a base fee and may also pay to it incentive fees. The base fee is payable at an annual rate of 1.5% of gross assets without deduction for any liabilities. The incentive fee has two components, ordinary income and capital gains, which are largely independent of each other, with the result that one component may be payable even if the other is not. Under the ordinary income component, we will pay THL Credit Advisors 20.0% of the amount by which our accrued income for any calendar quarter after expenses (other than incentive fees) and excluding the effect of any realized capital gains and losses and any unrealized appreciation and depreciation, which we refer to as preincentive fee net investment income, exceeds a “hurdle rate” of 2.0% of our net assets as of the end of the immediately preceding quarter, subject to a “catch-up” provision pursuant to which THL Credit Advisors receives all of such income in excess of the 2.0% level but less than 2.5% and subject to a total return requirement and deferral of non-cash amounts.

The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if preincentive fee net investment income exceeds 2.5% in any calendar quarter, THL Credit Advisors will receive 20.0% of our preincentive fee net investment income as if the 2.0% hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of our preincentive fee net investment income for such calendar quarter and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (sometimes referred to as payment-in-kind interest, or PIK, or original issue discount, or OID) will be paid to THL Credit Advisors, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Under the capital gains component, we pay THL Credit Advisors at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation, less the aggregate amount of any previously paid capital gains incentive fees. The structure of these fees could incentivize THL Credit Advisors to leverage our investments or seek to postpone or advance the timing of realizing income or gains in order to increase its base or incentive fees or invest in higher yielding assets or assets more likely in its view to generate capital gains in order to affect its potential incentive fees. Our board of directors will monitor the mix and performance of our investments over time and will seek to satisfy itself that THL Credit Advisors is acting in our interests and that our fee structure in general incentivizes THL Credit Advisors to do so.

Market opportunity

We intend to invest primarily in private subordinated debt investments of middle market companies. Because the general economic climate and financial markets have deteriorated since the summer of 2007, we believe opportunities to invest in solid, underserved middle market companies remain plentiful. We believe the environment for investing in middle market companies is attractive for several reasons, including:

Consolidation among commercial banks has reduced the focus on middle market business. We believe that many senior lenders have de-emphasized their service and product offerings to middle market companies in favor of lending to large corporate clients, managing capital markets transactions and providing other non-credit services to their customers. Further, many financial institutions and traditional lenders are faced with constrained balance sheets and are requiring existing borrowers to reduce leverage.

Middle market companies are increasingly seeking lenders with long-term permanent capital for debt and equity capital. We believe that many middle market companies prefer to execute transactions with private capital providers such as us, rather than execute high-yield bond or equity transactions in the public markets, which may necessitate increased financial and regulatory compliance and reporting obligations. Further, we believe many middle market companies are inclined to seek capital from a small number of providers with access to permanent capital that can satisfy their specific needs and can serve as value-added financial partners with an understanding of, and longer-term view oriented towards the growth of such businesses.

The current market environment may mean more favorable terms for investments in middle market companies. We believe the tight supply of all forms of credit due to deleveraging by banks, hedge funds and structured investment vehicles, such as CLOs, will remain for years and that this situation provides a promising environment in which to originate mezzanine investments. This has resulted in mezzanine investments being characterized by lower leverage multiples, higher current returns, greater opportunity for equity appreciation, better prepayment protection, tighter deal structures and more meaningful financial covenants. We cannot, however, provide any assurance as to the length of time this tight credit supply will persist.

Investment strategy

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in private subordinated debt, which in many cases includes an associated equity component such as warrants or other similar securities. In certain instances we will also make direct equity investments. We expect our capital will be used to support organic growth, acquisitions, or market or product expansion, and recapitalizations. As such, our investment advisor will target companies with strong operators or management teams which maintain a strong alignment of interests in their business and are seeking capital to grow the company. In these situations, we expect a substantial portion of the shareholders’ net worth will be subordinated to our debt instrument, reinforcing this alignment of interests.

Our strategy includes an intensive and proactive sourcing of transactions by our investment advisor who will target investments in both sponsored and unsponsored middle market companies. Sponsored investments, or investments in companies that are controlled by private equity firms, will be sourced via long-standing relationships of the THL Credit Principals and ongoing development of new relationships with referral sources and equity sponsors who view our investment advisor as a partner in the transaction, rather than simply a source of capital to leverage their returns. Unsponsored investments will largely be sourced from a variety of regional and local intermediaries—including regional investment banking firms, business brokers, accountants and lawyers—rather than large commercial or investment banks. For information regarding differences between sponsored and unsponsored transactions, see “—THL Credit, Inc.” above.

We believe a strategy focused on mezzanine, or subordinated, debt in middle market companies has a number of compelling attributes. First, the market for these instruments is relatively inefficient, allowing an experienced investor an opportunity to produce high risk-adjusted returns. Second, downside risk can be managed through an extensive credit-oriented underwriting process, creative structuring techniques and intensive portfolio monitoring. We believe private mezzanine investments generally involve the highest level of credit and legal due diligence among debt or credit asset classes. Lastly, compared with equity investments, returns on mezzanine loans tend to be less volatile given the substantial current return component and seniority in the capital structure relative to equity.

Competitive advantages

We believe that, although THL Credit Advisors is a newly-organized investment advisor and has no experience managing a business development company, we possess the following competitive advantages over many other capital providers to middle market companies:

Highly experienced management team. Before joining an affiliate of THL Credit Advisors three years ago, Messrs. Hunt, Tillinghast and Stropp, who have 23 years of investment experience on average and 14 years at a minimum, have been responsible for over $40 billion in investments, which included identifying, evaluating, structuring, managing and monitoring mezzanine debt, leveraged loans, private placements and private equity investments. The THL Credit Principals have worked together extensively in the past and have invested through multiple business and credit cycles, investing across the entire capital structure with the objective of generating attractive, long-term, risk-adjusted returns. Significant to executing on the Company’s strategy will be the THL Credit Principals’ unique investment perspective and skill-set by virtue of their complementary collective experience as both debt and equity investors. In addition, we believe the THL Credit Principals bring an active equity ownership mentality and intend to focus on adding value to portfolio companies through board representation, active monitoring and direct dialogue with management.

No legacy portfolio. As a newly-formed company, we are not adversely affected by deteriorating credit quality of investments held in any legacy portfolios that were built or acquired prior to the fourth quarter of 2008. We believe this provides us with a significant competitive advantage as we will be able to deploy our available capital into investments that have been structured and priced to reflect current, rather than historical market, conditions. Additionally, our efforts can be more focused on sourcing and accessing new investments. There can be no assurance, however, that we will be able to avoid losses or deterioration in the credit quality of our investments.

National middle market origination platform. With offices in Boston, Houston and Los Angeles, THL Credit Advisors has deep and diverse national origination relationships in the mezzanine and private equity markets. These relationships provide an important channel through which our investment advisor expects to generate deal flow consistent with our investment strategy. Members of THL Credit Advisors’ investment team have relationships with investment bankers, commercial bankers (national, regional and local), lawyers, accountants and business brokers as well as access to the extensive network of THL Partners. THL Credit Advisors actively utilizes these relationships and networks to source and execute attractive investments, and maintains a database and set of reports where the details of all potential investment opportunities are tracked. Further, we believe the investment history and long-standing reputation of the THL Credit Advisors investment team members in the market allow THL Credit Advisors an early look at new investment opportunities.

Ability to execute unsponsored mezzanine transactions. THL Credit Advisors believes it is one of the few credit market participants that actively seek unsponsored investments and possesses the experience and resources to source unsponsored mezzanine transactions. Furthermore, THL Credit Advisors has the capability to perform the rigorous in-house due diligence, structuring and monitoring activities necessary to execute such transactions.

Recently originated portfolio. Shortly prior to the time we file our election to be treated as a BDC, the Company intends to purchase the Initial Portfolio Assets from THL Credit Opportunities, an affiliated fund, for approximately $62 million in fair value (as determined by our board of directors), payable in shares of our common stock at the public offering price to be held by THL Credit Partners BDC Holdings, L.P. The Initial Portfolio Assets currently consist of investments in five portfolio companies, including two that were originated directly with the issuer (unsponsored transactions) and three sourced directly from private equity sponsors (sponsored transactions). These investments were all closed between June 2009 and February 2010 and were reviewed, diligenced and selected in accordance with the same standards and processes to be used by THL Credit Advisors in selecting investments for the Company. The weighted average contractual return for the debt investments in the Initial Portfolio Assets, based on cash and PIK interest, but before any upfront fees, OID or potential appreciation on associated equity positions such as warrants, is 15.6%. For a summary description of the Initial Portfolio Assets, see “The Company—Portfolio Composition.”

Pipeline of prospective investments. We will have exclusive access to the entire current pipeline of investments sourced by the THL Credit Principals. As of April 8, 2010, the pipeline of transactions that the THL Credit Principals were actively underwriting or pursuing included 14 sponsored deals and 16 unsponsored deals and collectively aggregated to approximately $645 million of potential transactions. In addition, as of April 8, 2010, five term sheet proposals had been issued and were currently being negotiated and these potential investments aggregated to $96 million. Industries represented in the pipeline of transactions include consumer products, healthcare, financial and business services, media and telecommunications, among others. We believe the current and prospective opportunities available in the middle market are very attractive to investors from a risk-return standpoint. No assurance can be given that we will be able to close on any of these opportunities.

Disciplined investment process with focus on preservation of capital. Capital preservation is fundamental to THL Credit Advisors’ investment approach and process. Accordingly, THL Credit Group, whose investment professionals are essentially the same as THL Credit Advisors’ investment professionals, postponed making capital calls on 50% of the capital of THL Credit Opportunities until August 2009 and also elected not to deploy capital into mezzanine transactions until June 2009. In addition, THL Credit Group sold all of its broadly syndicated loan portfolio in the summer of 2008, prior to what we believe was a dramatic decline in loan prices during September and October 2008, thus preserving funds for the future. The persons at THL Credit Group responsible for these decisions are essentially the same group of persons that comprise THL Credit Advisors.

Company Information

Our administrative and executive offices are located at 100 Federal Street, 31st Floor, Boston, MA 02110, and our telephone number is (800) 450-4424. We maintain a website at http://www.thlcredit.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Risks

Investing in our Company involves a high degree of risk. Certain of these risks are referenced below.

Capital markets are currently in a period of disruption and instability, which could have a negative impact on our business and operations.

There are numerous risks relating to our business, including credit losses on our investments, the risk of loss associated with leverage if we determine at some point to use leverage, illiquidity and valuation uncertainties in our investments, low amounts of income while we are investing the proceeds of this offering, possible lack of appropriate investments, the lack of experience of our investment advisor and our dependence on such investment advisor.

There are also numerous risks relating to our investments, including the risky nature of the securities in which we invest, the subordinated nature of such investments, our potential lack of control over our portfolio companies, our limited ability to invest in public or foreign companies and the potential incentives in our investment advisor to invest more speculatively than it would if it did not have an opportunity to earn incentive fees.

We also have various risks relating to our status as a BDC, including limitations on raising additional capital, failure to qualify as a BDC and loss of tax status as a RIC.

There are also risks relating to this offering, including volatility in our stock price, the dilution resulting from this offering and the anti-takeover effect of certain provisions in our certificate of incorporation.

See “Risks” beginning on page 17 of this prospectus for a more detailed discussion of these and other material risks you should carefully consider before deciding to invest in our common stock.

THE OFFERING

The Offering	We are offering shares of our common stock through a group of underwriters, which we refer to as the underwriters. We have granted to the underwriters an overallotment option to purchase up to additional shares of our common stock to cover overallotments, if any. We are concurrently offering shares of our common stock at the initial public offering price directly to some of our employees and THL Credit Opportunities (and indirectly its investors) pursuant to this prospectus. These shares are included in the shares being sold pursuant to this prospectus. Since these shares are being sold directly by us and not through the underwriters, no underwriting discount or commission will be paid to the underwriters for these shares.

Common Stock Outstanding After this Offering	shares, assuming shares are issued to acquire the Initial Portfolio Assets and excluding shares of common stock issuable pursuant to the overallotment option granted to the underwriters.

Proposed NASDAQ Global Select Market Symbol	“TCRD”

Use of Proceeds	The net proceeds of the offering are estimated to be approximately $ million (approximately $ million if the underwriters exercise their overallotment option to purchase additional shares in full) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to make investments in portfolio companies in accordance with our investment objective and for general corporate purposes, including payment of operating expenses. Pending such investments, we will invest the remaining net proceeds of this offering primarily in cash, cash equivalents, U.S. Government securities and other high-quality debt investments that mature in one year or less. These securities may have lower yields than our other investments and accordingly may result in lower distributions, if any, during such period. See “Use of Proceeds.”

Investment Management Agreement

We have entered into an investment management agreement with THL Credit Advisors, under which THL Credit Advisors, subject to the overall supervision of our board of directors, manages our day-to-day operations and provides investment advisory services to us. For providing these services, THL Credit Advisors receives a base management fee from us at an annual rate of 1.5% of our gross assets without deduction for any liabilities. The investment management agreement also provides that THL Credit Advisors may be entitled to an incentive fee under certain circumstances. The incentive fee has two components, ordinary income and capital gains, which are largely independent of each other, with the result that one component may be payable even if the other is not. Under the ordinary income component we will pay THL Credit Advisors each quarter 20.0% of the amount by which our preincentive fee net investment income for the quarter exceeds a hurdle rate of 2.0% (which is 8.0% annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a “catch-up” provision pursuant to which THL Credit Advisors receives all of such income in excess of the 2.0% level but less than 2.5% and subject to a total return requirement and deferral of non-cash amounts. The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if preincentive fee net investment income exceeds 2.5% in any calendar quarter, THL Credit Advisors will receive 20.0% of our preincentive fee net investment income as if the 2.0% hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of our preincentive fee net investment income for such calendar quarter and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to THL Credit Advisors, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual.

Under the capital gains component of the incentive fee, we will pay THL Credit Advisors at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation, less the aggregate amount of any previously paid capital gain incentive fees. The capital gains component of the incentive fee is not subject to any minimum return to stockholders. The investment management agreement provides that we will reimburse THL Credit

Advisors for costs and expenses incurred by THL Credit Advisors for office space rental, office equipment and utilities allocable to the performance by THL Credit Advisors of its duties under that agreement; various non-overhead expenses such as due diligence, monitoring and enforcement of our rights; and any costs and expenses incurred by THL Credit Advisors relating to any non-investment advisory, administrative or operating services provided by THL Credit Advisors to us. Many externally managed BDCs and closed-end funds pay advisory fees on the basis of net assets plus the proceeds of leverage, which would not include other liabilities and accordingly would differ from our advisory agreement to the extent we have other liabilities. See “The Advisor—Investment Management Agreement.”

Distributions	We intend to distribute quarterly dividends to stockholders out of assets legally available for distribution. Our quarterly distributions, if any, will be determined by our board of directors. We anticipate that the Initial Portfolio Assets and additional investments we make following the completion of our initial public offering would enable us to declare a dividend in the first full calendar quarter following completion of the offering. Any such dividend would be sourced from income and would be made only at the discretion of our board of directors. No assurance can be given that we will be able to close on any of these opportunities or that we will be able to declare such a dividend or dividends in future periods.

Taxation	We intend to elect to be treated for U.S. federal income tax purposes as a RIC. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To maintain our RIC status and obtain favorable RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Distributions” and “Tax Matters.”

Custodian	State Street Bank and Trust Company, or State Street, serves as our Custodian. See “Custodian.”

Transfer and Dividend Paying Agent	American Stock Transfer and Trust Company, or AST, serves as our Transfer and Dividend Paying Agent. See “Transfer Agent.”

Borrowings	We may borrow money or issue debt securities from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-half of our assets) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition in an effort to increase returns to our common stockholders. Borrowing involves significant risks. See “Risks.”

Trading at a Discount	Shares of closed-end investment companies, which are structured similarly to us, frequently trade at a discount to their net asset value. The possibility that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. Our net asset value immediately following this offering will reflect reductions resulting from the sales load and the amount of the organization and offering expenses paid by us. This risk may have a greater effect on investors expecting to sell their shares soon after completion of the public offering, and our shares may be more appropriate for long-term investors than for investors with shorter investment horizons. We cannot predict whether our shares will trade above, at or below net asset value.

Dividend Reinvestment Plan	We have adopted a dividend reinvestment plan for our stockholders. This is an “opt in” dividend reinvestment plan. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted in” to our dividend reinvestment plan will receive cash dividends, rather than having their dividends automatically reinvested in additional shares of our common stock. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received their distributions in cash. See “Dividend Reinvestment Plan.”

Anti-Takeover Provisions	Our certificate of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See “Description of Shares.”

In addition, our board of directors will be divided into three classes with the term of one class expiring at each annual meeting of stockholders. This structure is intended to provide us with a greater likelihood of continuity of management. A staggered board of directors also may serve to deter hostile takeovers or proxy contests, as may certain other measures we have adopted. See “Description of Shares.”

Administrator	Under a separate administration agreement, THL Credit Advisors also serves as our administrator. As Administrator, THL Credit Advisors oversees our financial records, prepares reports to our stockholders and reports filed with the SEC, leases office space to us, provides us with equipment and office services and generally monitors the payment of our expenses and the performance of administrative and professional services rendered to us by others. We reimburse the Administrator for its costs in providing these services.

Available Information	We have filed with the SEC a registration statement on Form N-2 under the Securities Act of 1933, as amended, or the Securities Act, which contains additional information about us and the shares of our common stock being offered by this prospectus. After completion of this offering, we will be obligated to file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC’s public reference room in Washington, D.C. and on the SEC’s website at http://www.sec.gov. See “Additional Information.”

We maintain a website at http://www.thlcredit.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. You may also obtain such information by contacting us at 100 Federal Street, 31st Floor, Boston, MA 02110, or by calling us at (800) 450-4424. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)	6.25%	(1)
Offering Expenses (as a percentage of offering price)	0.38%	(2)
Dividend Reinvestment Plan Fees	None	(3)

Total Stockholder Transaction Expenses (as a percentage of offering price)	6.63%

Annual Expenses (as a Percentage of Net Assets Attributable to Common Shares)
Base Management Fees	1.88%	(4	)(6)
Incentive Fees Payable Under the Investment Management Agreement (20% of ordinary income and capital gains)	0.00%	(5)
Interest Payments on Borrowed Funds	1.15%	(6)
Other Expenses (estimated)	1.60%	(7)

Total Annual Expenses	4.63%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses (including stockholder transaction expenses and annual expenses) that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that we have no indebtedness and our annual operating expenses remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$113	$202	$292	$518

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under our investment management agreement is unlikely to be material assuming a 5% annual return and is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all dividends and other distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

(1)	The underwriting discount and commission with respect to shares sold in this offering, which are one-time fees to the underwriters in connection with this offering, are the only sales load being paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $960,000 and an offering size of approximately $250,000,000.
(3)	The expenses of the dividend reinvestment plan are included in “other expenses.” See “Dividend Reinvestment Plan.”
(4)	Our base management fee under the investment management agreement is based on our gross assets without deduction for any liabilities and is payable quarterly in arrears. See “The Advisor—Investment Management Agreement.” The amount assumes borrowings of $62.5 million. We do not expect to have significant expense accruals at the end of each quarter and accordingly do not expect our other liabilities will have an impact on our base management fee rate in relation to net assets attributable to our common stock.
(5)	Based on our current business plan and our existing pipeline of potential investments, we anticipate that substantially all of the net proceeds of this offering will be used within six to twelve months following completion of this offering in accordance with our investment objective. We expect that during this period we will not have any capital gains and that the amount of our interest income will not exceed the quarterly minimum hurdle rate discussed below. As a result, we do not anticipate paying any incentive fees in the first year after the completion of this offering.

The incentive fee consists of two components, ordinary income and capital gains:

            The ordinary income component, which is payable quarterly in arrears, will equal 20.0% of the excess, if any, of our “Preincentive Fee Net Investment Income” over a 2.0% quarterly (8.0% annualized) hurdle rate, expressed as a rate of return on the value of our net assets attributable to our common stock, and a “catch-up” provision, measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our investment advisor receives no incentive fee until our net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100% of our preincentive fee net investment income with respect to that portion of such preincentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% subject to a total return requirement and deferral of non-cash amounts. The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if preincentive fee net investment income exceeds 2.5% in any calendar quarter, our investment advisor will receive 20.0% of our preincentive fee net investment income as if a hurdle rate did not apply. The ordinary income component of the incentive fee will be computed on income that may include interest that is accrued but not yet received in cash. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of our preincentive fee net investment income for such calendar quarter and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (sometimes referred to as payment-in-kind interest, or PIK, or original issue discount, or OID) will be paid to THL Credit Advisors, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

            The capital gains component of the incentive fee will equal 20.0% of our “Incentive Fee Capital Gains,” if any, which will equal our aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees. The second component of the incentive fee will be payable, in arrears, at the end of each calendar year (or upon termination of the investment management agreement, as of the termination date), commencing with the year ending December 31, 2010. For a more detailed discussion of the calculation of this fee, see “The Advisor—Investment Management Agreement.”

(6)	We do not plan to incur significant leverage, or to pay significant interest in respect thereof, until after the proceeds of this offering are substantially invested in accordance with our investment objective and do not intend to incur leverage during our first year of operations in excess of 20% of our total assets after giving effect to such leverage. The table assumes that: (i) we maintain no cash or cash equivalents, (ii) borrow for investment purposes an amount equal to 20% of our total assets ($62.5 million out of total assets of $312.5 million) and (iii) the annual interest rate, representing interest and credit facility fees and amortization of debt issuance costs, is 4.6%.
(7)	Includes estimated organizational expenses of $191,593 (which are non-recurring) and our overhead expenses for the current fiscal year, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. The Administrator performs services under the Administration Agreement at cost. See “The Advisor—Administration Agreement.”

RISKS

Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face, but they are the principal risks associated with an investment in the Company. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment.

Certain risks in the current environment

Capital markets are currently in a period of disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States and abroad, which could have a negative impact on our business and operations.

We believe that beginning in 2007, and continuing into 2010, the global capital markets entered into a period of disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of certain major financial institutions. Despite actions of the United States federal government and foreign governments, these events have contributed to worsening general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of debt and equity capital for the market as a whole and financial services firms in particular. These conditions could continue for a prolonged period of time or worsen in the future. While these conditions persist, we and other companies in the financial services sector may be required to, or may choose to, seek access to alternative markets for debt and equity capital. Equity capital may be difficult to raise because, subject to some limited exceptions, we are not generally able to issue and sell our common stock at a price below net asset value per share. In addition, the debt capital that will be available, if at all, may be at a higher cost, and on less favorable terms and conditions in the future. Conversely, the portfolio companies in which we will invest may not be able to service or refinance their debt, which could materially and adversely affect our financial condition as we would experience reduced income or even losses. The inability to raise capital and the risk of portfolio company defaults may have a negative effect on our business, financial condition and results of operations.

Risks related to our business

We may suffer credit losses.

Investment in middle market companies is highly speculative and involves a high degree of risk of credit loss, and therefore our securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during an economic recession, such as the current economic recession that the U.S. and many other economies have been experiencing.

If we use borrowed funds or the proceeds of preferred stock to make investments, we will be exposed to risks typically associated with leverage which will increase the risk of investing in us.

We may borrow money and may issue debt securities or preferred stock to leverage our capital structure, which is generally considered a speculative investment technique. In connection with such leverage, we also may choose to pledge greater than one-third of our assets as collateral. As a result:

•

our common shares would be exposed to incremental risk of loss; therefore, a decrease in the value of our investments would have a greater negative impact on the value of our common shares than if we did not use leverage;

•	any depreciation in the value of our assets may magnify losses associated with an investment and could totally eliminate the value of an asset to us;

•

if we do not appropriately match the assets and liabilities of our business and interest or dividend rates on such assets and liabilities, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;

•

our ability to pay dividends on our common stock may be restricted if our asset coverage ratio, as provided in the 1940 Act, is not at least 200%, and any amounts used to service indebtedness or preferred stock would not be available for such dividends;

•	any credit facility would be subject to periodic renewal by our lenders, whose continued participation cannot be guaranteed;

•

such securities would be governed by an indenture or other instrument containing covenants restricting our operating flexibility or affecting our investment or operating policies, and may require us to pledge assets or provide other security for such indebtedness;

•	we, and indirectly our common stockholders, bear the entire cost of issuing and paying interest or dividends on such securities;

•

if we issue preferred stock, the special voting rights and preferences of preferred stockholders may result in such stockholders’ having interests that are not aligned with the interests of our common stockholders, and the rights of our preferred stockholders to dividends and liquidation preferences will be senior to the rights of our common stockholders;

•	any convertible or exchangeable securities that we issue may have rights, preferences and privileges more favorable than those of our common shares; and

•

any custodial relationships associated with our use of leverage would conform to the requirements of the 1940 Act, and no creditor would have veto power over our investment decisions except in an event of default or if our asset coverage was less than 200%.

Under the provisions of the 1940 Act, we are permitted, as a BDC, to issue senior securities only in amounts such that our asset coverage ratio equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test and we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our senior securities at a time when such sales may be disadvantageous.

The lack of liquidity in our investments may adversely affect our business.

We anticipate that our investments generally will be made in private companies. Substantially all of these securities will be subject to legal and other restrictions on resale or will be otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager has material non-public information regarding such portfolio company.

A substantial portion of our portfolio investments may be recorded at fair value as determined in good faith by or under the direction of our board of directors and, as a result, there may be uncertainty regarding the value of our portfolio investments.

The debt and equity securities in which we invest for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of our board of directors. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

We will be exposed to risks associated with changes in interest rates.

General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high-yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.

If THL Credit Advisors is unable to manage our investments effectively, we may be unable to achieve our investment objective. In addition, THL Credit Advisors may face conflicts in allocating investment opportunities between us and certain other entities.

Our ability to achieve our investment objective will depend on our ability to manage our business, which will depend, in turn, on the ability of THL Credit Advisors to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result largely will be a function of THL Credit Advisors’ investment process and, in conjunction with its role as Administrator, its ability to provide competent, attentive and efficient services to us.

THL Credit Advisors’ senior management team is also the senior management team for THL Credit Group, an affiliate of THL Credit Advisors. This affiliate manages a private credit opportunities fund that currently consists of seven investments primarily in senior secured loans. They may also be required to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow our rate of investment. Any failure to manage our business effectively could have a material adverse effect on our business, financial condition and results of operations. Members of THL Credit Advisors’ senior management or its investment team are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time. We expect that Messrs. Hunt, Tillinghast and Stropp will dedicate a significant portion of their time to the activities of our business; however, they may be engaged in other business activities which could divert their time and attention in the future.

Any affiliated investment vehicle formed in the future and managed by THL Credit Advisors or its affiliates may invest in asset classes similar to those targeted by us. As a result, THL Credit Advisors may face conflicts in allocating investment opportunities between us and such other entities. Although THL Credit Advisors will endeavor to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in such investments.

We may experience fluctuations in our periodic operating results.

We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses (including the interest rates payable on our borrowings), the dividend rates payable on preferred stock we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Because we are a new company with no operating history, our income may be substantially lower than when our portfolio is fully invested and therefore our ability to make distributions may be limited.

We were incorporated on May 26, 2009 and have not yet commenced operations. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially. Based on our current business plan and our existing pipeline of potential investments, we anticipate that it will take us up to six to twelve months following completion of this offering to invest substantially all of the net proceeds of this offering in accordance with our investment objective. During this period, we will invest a declining portion of the net proceeds of this offering in short-term investments, such as cash and cash equivalents, which we expect will earn yields substantially lower than the interest income that we anticipate receiving in respect of investments in mezzanine loans, senior secured loans and equity securities. As a result, any distributions we make during this period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.

If we fail to qualify as a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility and could significantly increase our costs of doing business. Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us.

There is a risk that we may not make distributions and that we may become subject to corporate-level income tax if we do not make sufficient distributions under the Code.

We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or periodically increase our dividend rate.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our board of directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized depreciation in our investment portfolio could be an indication of a portfolio company’s potential inability to meet its repayment obligations to us. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.

To qualify as a RIC under the Code, we must meet certain source-of-income, asset diversification and annual distribution requirements. The annual distribution requirement for a RIC is satisfied if we distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders on an annual basis. To the extent we use debt financing or preferred stock, we may become subject to certain asset coverage ratio requirements and other financial covenants under the terms of our debt or preferred stock, and could in some circumstances also become subject to similar requirements under the 1940 Act, that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because we anticipate that most of our investments will be in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate-level income taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of PIK arrangements are included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Although we do not pay to our investment advisor any portion of the incentive fee attributable to deferred interest until we receive such interest in cash, it is possible that we will fail to collect interest in such an amount that our preincentive fee net investment income would not have exceeded the hurdle rate for one or more quarters if such investments did not permit interest deferral. Consequently, we may make incentive fee payments on income in circumstances where we otherwise would not have done so and with respect to which we do not have a clawback right against our investment advisor. For example, if in a particular quarter our preincentive fee net investment income equals 3.0% of our net assets, of which 1.5% is attributable to cash interest and 1.5% is attributable to deferred interest, our preincentive fee net investment income will exceed the 2.0% hurdle and we will be obligated to pay an incentive fee to our investment advisor in respect of the portion that is attributable to cash interest. However, if we ultimately never collect any of the deferred interest, and had not accrued for such interest in the quarter in question, our preincentive fee net investment income would not have exceeded the hurdle and we would not have paid any incentive fee to our investment advisor.

Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements.

The highly competitive market in which we operate may limit our investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with public and private funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, private equity funds. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities intensified in recent years and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions and valuation requirements that the 1940 Act imposes on us as a BDC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer.

We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

The lack of experience of our investment advisor and its management in operating under the constraints imposed on us as a BDC may hinder the achievement of our investment objectives.

The 1940 Act imposes numerous constraints on the operations of BDCs. For example, BDCs are required to invest at least 70% of their total assets primarily in securities of private or certain U.S. public companies outside of certain financial institutions, cash, cash equivalents, U.S. Government securities and other high quality debt investments that mature in one year or less. THL Credit Advisors does not have experience investing under these constraints. These constraints, among others, may hinder THL Credit Advisors’ ability to take advantage of attractive investment opportunities and to achieve our investment objectives.

We are dependent upon senior management personnel of our investment advisor for our future success, and if our investment advisor is unable to retain qualified personnel or if our investment advisor loses any member of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on the members of senior management of THL Credit Advisors, particularly its Chief Executive Officer and Chief Investment Officer, James K. Hunt, and its Co-Presidents, Sam W. Tillinghast and W. Hunter Stropp, as well as other key personnel for the identification, final selection, structuring, closing and monitoring of our investments. These investment team members have critical industry experience and relationships that we will rely on to implement our business plan. Our future success depends on the continued service of the THL Credit Principals and the rest of our investment advisor’s senior management team. The departure of any of the members of THL Credit Advisors’ senior management or a significant number of the members of its investment team could have a material adverse effect on our ability to achieve our investment objective. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer. In addition, we can offer no assurance that THL Credit Advisors will remain our investment advisor or our administrator.

Because we expect to distribute substantially all of our net investment income and net realized capital gains to our stockholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all.

We intend to elect to be taxed for federal income tax purposes as a RIC under Subchapter M of the Code. If we meet certain requirements, including source of income, asset diversification and distribution requirements, and if we continue to qualify as a BDC, we will continue to qualify to be a RIC under the Code and will not have to pay corporate-level taxes on income we distribute to our stockholders as dividends, allowing us to substantially reduce or eliminate our corporate-level tax liability. As a BDC, we are generally required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200% at the time we issue any debt or preferred stock. This requirement limits the amount of our leverage. Because we will continue to need capital to grow our investment portfolio, this limitation may prevent us from incurring debt or preferred stock and require us to raise additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. In addition, as a BDC, we are generally not permitted to issue common stock priced below net asset value without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities, and our net asset value could decline.

Our board of directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our board of directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval (except as required by the 1940 Act). However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results or value of our stock. Nevertheless, the effects could adversely affect our business and impact our ability to make distributions and cause you to lose all or part of your investment.

Our investment advisor and its affiliates, senior management and employees have certain conflicts of interest.

Our investment advisor, its senior management and employees serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business. Accordingly, these individuals may have obligations to investors in those entities or funds, the fulfillment of which might not be in our best interests or the best interests of our stockholders. In addition, certain of the personnel employed by our investment advisor or focused on our business may change in ways that are detrimental to our business.

Risks related to our investments

The price that we will pay to acquire the Initial Portfolio Assets may be greater than what an unaffiliated third-party would pay for such Initial Portfolio Assets.

We intend to purchase the Initial Portfolio Assets from THL Credit Opportunities, an affiliated fund. The purchase price that we will pay to acquire the Initial Portfolio Assets will be the fair value of such assets as determined by our board of directors. Because the Initial Portfolio Assets are not publicly traded, there is no single market price for any of these assets and the price at which the Initial Portfolio Assets could be sold to an unaffiliated third-party may be less than the value determined by our board of directors.

We intend to invest primarily in mezzanine debt and we may not realize gains from our equity investments.

When we invest in mezzanine debt, we may acquire warrants or other equity securities as well. In addition, we may invest directly in the equity securities of portfolio companies. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

We cannot assure you that we will be able to successfully deploy the proceeds of our initial public offering within the timeframe we have contemplated.

We currently anticipate that substantially all of the net proceeds of this offering will be invested in accordance with our investment objective within six to twelve months following completion of our initial public offering. We cannot assure you, however, that we will be able to locate a sufficient number of suitable investment opportunities to allow us to successfully deploy substantially all of the net proceeds of this offering in that timeframe. To the extent we are unable to invest substantially all of the net proceeds of this offering within our contemplated timeframe after the completion of our initial public offering, our investment income, and in turn our results of operations, will likely be adversely affected.

Our investments in prospective private and middle market portfolio companies are risky, and you could lose all or part of your investment.

Investment in private and middle market companies involves a number of significant risks. Generally, little public information exists about these companies, and we are required to rely on the ability of THL Credit Advisors’ investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Middle market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle market companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle market companies also generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our investment advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

The U.S. and most other economies have entered a recessionary period, which may be prolonged and severe. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, even though we or one of our affiliates may have structured our interest in such portfolio company as senior debt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt holding as equity and subordinate all or a portion of our claim to claims of other creditors.

It is anticipated that our portfolio will contain a limited number of portfolio companies, which may subject us to a greater risk of significant loss if any of these companies were to default on its obligations under any of its debt securities.

Our portfolio will consist initially of investments in five portfolio companies, which we intend to acquire from THL Credit Opportunities. We anticipate having a limited number of investments in our portfolio and consequentially the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our portfolio could contain relatively few portfolio companies.

We may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We do not generally intend to take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that such portfolio company may make business decisions with which we disagree, and the stockholders and management of such portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.

In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We intend to invest primarily in mezzanine debt issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing or (3) attempt to preserve or enhance the value of our initial investment.

We have the discretion to make any follow-on investments, subject to the availability of capital resources. We may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments. Our failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make such follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, because we are inhibited by compliance with BDC requirements or because we desire to maintain our tax status.

Our ability to invest in public companies may be limited in certain circumstances.

To maintain our status as a BDC, we are not permitted to acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a market capitalization that is less than $250 million at the time of such investment.

Our incentive fee may induce our investment advisor to make certain investments, including speculative investments.

The incentive fee payable by us to THL Credit Advisors may create an incentive for THL Credit Advisors to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to THL Credit Advisors is determined, which is calculated separately in two components as a percentage of the interest and other ordinary income in excess of a quarterly minimum hurdle rate and as a percentage of the realized gain on invested capital, may encourage our THL Credit Advisors to use leverage or take additional risk to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock, including investors in this offering, or of securities convertible into our common stock or warrants representing rights to purchase our common stock or securities convertible into our common stock. In addition, THL Credit Advisors receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on ordinary income, there is no minimum level of gain applicable to the portion of the incentive fee based on net capital gains. As a result, THL Credit Advisors may have an incentive to invest more in investments that are likely to result in capital gains as compared to income producing securities or to advance or delay realizing a gain in order to enhance its incentive fee. This practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to certain of our debt investments and may accordingly result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to our pre-incentive fee net investment income.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, we will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to THL Credit Advisors with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our common stockholders will bear his or her share of the management and incentive fee of THL Credit Advisors as well as indirectly bear the management and performance fees and other expenses of any investment companies in which we invest.

Our board of directors will monitor these potential conflicts in connection with its quarterly review and valuation of our investments.

We may be obligated to pay our investment advisor incentive compensation payments even if we have incurred unrecovered cumulative losses from more than three years prior to such payments and may pay more than 20% of our net capital gains as incentive compensation payments because we cannot recover payments made in previous years.

Our investment advisor will be entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation) above a threshold return for that quarter and subject to a total return requirement. The general effect of this total return requirement is to prevent payment of the foregoing incentive compensation except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. Consequently, we may pay an incentive fee if we incurred losses more than three years prior to the current calendar quarter even if such losses have not yet been recovered in full. Thus, we may be required to pay our investment advisor incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. If we pay an incentive fee of 20.0% of our realized capital gains (net of all realized capital losses and unrealized capital depreciation on a cumulative basis) and thereafter experience additional realized capital losses or unrealized capital depreciation, we will not be able to recover any portion of the incentive fee previously paid.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies in order to provide diversification or to complement our U.S. investments although we are required generally to invest at least 70% of our assets in companies organized and having their principal place of business within the U.S. and its possessions. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks many be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.

Although it is anticipated that most of our investments will be denominated in U.S. dollars, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective. As a result, a change in currency exchange rates may adversely affect our profitability.

Hedging transactions may expose us to additional risks.

We may engage in currency or interest rate hedging transactions. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates.

Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transaction may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

Risks related to our operations as a BDC

Our ability to enter into transactions with our affiliates will be restricted.

Following our election to be treated as a BDC under the 1940 Act, we will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will be generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, of the SEC. We will be prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

Regulations governing our operation as a BDC may limit our ability to, and the way in which we, raise additional capital, which could have a material adverse impact on our liquidity, financial condition and results of operations.

Our business may in the future require a substantial amount of capital in addition to the proceeds of this offering. We may acquire additional capital from the issuance of senior securities (including debt and preferred stock) or the issuance of additional shares of our common stock. However, we may not be able to raise additional capital in the future on favorable terms or at all. Additionally, we may only issue senior securities up to the maximum amount permitted by the 1940 Act. The 1940 Act permits us to issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such issuance or incurrence. If our assets decline in value and we fail to satisfy this test, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales or repayment may be disadvantageous, which could have a material adverse impact on our liquidity, financial condition and results of operations.

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Senior Securities. As a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred securities, such securities would rank “senior” to common stock in our capital structure, resulting in preferred stockholders having separate voting rights, dividend and liquidation rights, and possibly other rights, preferences or privileges more favorable than those granted to holders of our common stock. Furthermore, the issuance of preferred securities could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for our common stockholders or otherwise be in your best interest.

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Additional Common Stock. Our board of directors may decide to issue common stock to finance our operations rather than issuing debt or other senior securities. As a BDC, we are generally not able to issue our common stock at a price below net asset value without first obtaining required approvals from our stockholders and our independent directors. Except in connection with the exercise of warrants or the conversion of convertible securities, in any such case the price at which our securities are to be issued and sold may not be less than a price, that in the determination of our board of directors, closely approximates the market value of such securities at the relevant time. We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to the requirements of the 1940 Act. If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders at that time would decrease, and such stockholders may experience dilution.

Changes in the laws or regulations governing our business, or changes in the interpretations thereof, and any failure by us to comply with these laws or regulations, could have a material adverse effect on our business, results of operations or financial condition.

Changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply, or we might have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and may be subject to civil fines and criminal penalties.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy, which would have a material adverse effect on our business, financial condition and results of operations.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could be found to be in violation of the 1940 Act provisions applicable to BDCs and possibly lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inopportune times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it may be difficult to dispose of such investments on favorable terms. For example, we may have difficulty in finding a buyer and, even if we do find a buyer, we may have to sell the investments at a substantial loss.

Loss of status as a RIC would reduce our net asset value and distributable income.

We intend to qualify as a RIC under the Code. As a RIC we would not have to pay federal income taxes on our income (including realized gains) that is distributed to our stockholders, provided that we satisfy certain distribution requirements. Accordingly, we are not permitted under accounting rules to establish reserves for taxes on our unrealized capital gains. If we fail to qualify for RIC status in any year, to the extent that we had unrealized gains, we would have to establish reserves for taxes, which would reduce our net asset value and the amount potentially available for distribution. In addition, if we, as a RIC, were to decide to make a deemed distribution of net realized capital gains and retain the net realized capital gains, we would have to establish appropriate reserves for taxes that we would have to pay on behalf of stockholders. It is possible that establishing reserves for taxes could have a material adverse effect on the value of our common stock. See “Tax Matters.”

If we are unable to qualify for tax treatment as a RIC, we will be subject to corporate-level income tax, which would have a material adverse effect on our results of operations and financial condition.

To maintain our qualification as a RIC under the Code, which is required in order for us to distribute our income without being taxed at the corporate level and to obtain favorable RIC treatment, we must meet certain income source, asset diversification and annual distribution requirements. Satisfying these requirements may require us to take actions we would not otherwise take, such as selling investments at unattractive prices to satisfy diversification, distribution or source of income requirements. In addition, while we are authorized to borrow funds in order to make distributions, under the 1940 Act we are not permitted to make distributions to stockholders while we have debt obligations or other senior securities outstanding unless certain “asset coverage” tests are met. If we fail to qualify as a RIC for any reason and become or remain subject to corporate-level income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on our results of operations and financial conditions, and thus, our stockholders.

Risks relating to this offering

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that the market price of shares of our common stock will not decline following the offering.

Prior to this offering, there has been no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock was determined through negotiations among us and the underwriters, and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to sales loads, underwriting discounts and related offering expenses. Therefore, our common stock may be more appropriate for long-term investors than for investors with shorter term investment horizons and should not be treated as a trading vehicle.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $             per share because the price that you pay will be greater than the pro forma net asset value per share of the shares you acquire. This dilution is due to the expenses incurred by us in connection with the consummation of this offering. Accordingly, investors in this offering will pay a price per share that exceeds the tangible book value per share after the closing of the offering.

We may use proceeds of this offering in a way with which you may not agree.

We will have significant flexibility in applying the proceeds of this offering and may use the net proceeds from this offering in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. Our ability to achieve our investment objective may be limited to the extent that net proceeds of this offering, pending full investment, are used to pay expenses rather than to make investments.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

All of the approximately              million shares of our common stock to be issued to THL Credit Partners BDC Holdings, L.P. (including the shares issued as payment for the Initial Portfolio Assets) are subject to a lock-up period of 180 days. Upon expiration of the lock-up period, or earlier upon the written consent of representatives of the underwriters, such shares will generally be freely tradable in the public market, subject to the provisions of Rule 144 promulgated under the Securities Act. Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Our common stock price may be volatile and may fluctuate substantially.

As with any stock, the price of our common stock will fluctuate with market conditions and other factors. If you sell shares, the price received may be more or less than the original investment. Net asset value will be reduced immediately following our initial offering by the amount of the sales load and selling expenses paid by us. Our common stock is intended for long-term investors and should not be treated as a trading vehicle. Shares of closed-end management investment companies, which are structured similarly to us, frequently trade at a discount from their net asset value. Our shares may trade at a price that is less than the offering price. This risk may be greater for investors who sell their shares in a relatively short period of time after completion of the offering.

The market price and liquidity of the market for our common shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•

significant volatility in the market price and trading volume of securities of BDCs or other companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of RIC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of key personnel from our investment advisor;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Certain provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Delaware General Corporation Law, our certificate of incorporation and our bylaws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our articles of incorporation dividing our board of directors into three classes with the term of one class expiring at each annual meeting of stockholders. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price of our common stock.

New legislation may result in withholding on payments with respect to our common stock.

Legislation was recently enacted that changes to the rules relating to withholding on U.S.-source related payments to certain non-U.S. stockholders. See “Tax Matters—Taxation of non-U.S. Stockholders—New Legislation” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to factors previously identified elsewhere in this prospectus, including the “Risks” section of this prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	the introduction, withdrawal, success and timing of business initiatives and strategies;

•	changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the value of our assets;

•	the relative and absolute investment performance and operations of our investment advisor;

•	the impact of increased competition;

•	the impact of future acquisitions and divestitures;

•	the unfavorable resolution of legal proceedings;

•	our business prospects and the prospects of our portfolio companies;

•	the impact, extent and timing of technological changes and the adequacy of intellectual property protection;

•	the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to us or THL Credit Advisors;

•	the ability of THL Credit Advisors to identify suitable investments for us and to monitor and administer our investments;

•	our contractual arrangements and relationships with third parties;

•	any future financings by us;

•	the ability of THL Credit Advisors to attract and retain highly talented professionals;

•	fluctuations in foreign currency exchange rates; and

•	the impact of changes to tax legislation and, generally, our tax position.

This prospectus, and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

USE OF PROCEEDS

The net proceeds of the offering are estimated to be approximately $             million (approximately $             million if the underwriters exercise their overallotment option to purchase additional shares in full) after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $             payable by us.

We intend to use the net proceeds to make investments in portfolio companies in accordance with our investment objective and for general corporate purposes, including payment of operating expenses. We anticipate that substantially all of the net proceeds of this offering will be invested in accordance with our investment objective within six to twelve months following completion of this offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you that we will achieve our targeted investment pace. In order to enhance our income in comparison to the income from cash equivalents and other short-term securities, during the period following this offering in which we are originating our initial portfolio of mezzanine debt, we may invest a significant portion of the net proceeds from this offering in senior secured loans that are available in the secondary market. Over time, however, we expect that our portfolio will consist primarily of mezzanine loans, although we may also originate or invest in senior secured loans. We cannot assure you we will achieve our targeted investment pace.

Pending investments in accordance with our investment objectives and policies, we will invest the remaining net proceeds of this offering primarily in cash, cash equivalents, U.S. Government securities and other high-quality debt investments that mature in one year or less, or “temporary investments,” and may take advantage of the liquidity of senior secured loans, as appropriate. These securities may have lower yields than our other investments and accordingly result in lower distributions, if any, by us during such period. See “Regulation—Temporary Investments” and “The Advisor—Investment Management Agreement.”

CAPITALIZATION

The following table sets forth (1) our actual capitalization at March 15, 2010 and (2) our capitalization as adjusted to reflect the effects of the sale of our common stock in this offering at an assumed public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and organizational and offering expenses payable by us, and the sale of our common stock at $15.00 per share in exchange for the Initial Portfolio Assets shortly prior to completion of this offering. You should read this table together with “Use of Proceeds”.

	As of March 15, 2010
	Actual		As Adjusted(1)
Assets:
Cash	$100,500		$

Deferred offering costs	414,767

Total assets	$515,267		$

Liabilities:
Accrued expenses	$435,000
Due to affiliate	171,360

Stockholder’s equity (net deficit):
Common stock, par value $0.001 per share; 100,000,000 common shares authorized; 6,700 common shares issued and outstanding, actual; common shares outstanding, as adjusted	$7			$(2)
Capital in excess of par value	100,493

Accumulated net loss	(191,593)
Total net deficit	$(91,093	)(3)	$

(1)	Does not include the underwriters’ overallotment option of shares.
(2)	Assumes shares are issued in exchange for the Initial Portfolio Assets.
(3)	Shares of our common stock will have a negative net asset value prior to the acquisition of the Initial Portfolio Assets anticipated to occur shortly prior to completion of the offering.

DILUTION

The dilution to investors in this offering is represented by the difference between the offering price per share and the pro forma net asset value, or NAV, per share after (a) the completion of this offering and (b) the sale of              million shares of our common stock as payment for the Initial Portfolio Assets. NAV per share is determined by dividing our NAV, which is our total assets less total liabilities, by the number of outstanding shares.

Immediately prior to this offering, our NAV will be $             million, or approximately $             per share. After giving effect to (a) the sale of              million shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated organization and offering expenses of approximately $             million payable by us, and (b) the sale of              million shares of our common stock as payment for the Initial Portfolio Assets at a price per share of $15.00 per share, our pro forma NAV is expected to be approximately $             million, or approximately $             per share, representing an immediate decrease in NAV of $             per share, or     %, to shares sold in this offering. The foregoing assumes no exercise of the underwriters’ overallotment option to purchase additional shares. If the underwriters’ overallotment option to purchase additional shares is exercised in full, there would be an immediate decrease in NAV of $             per share, or     %, to shares sold in this offering.

The following table illustrates the dilution to the shares on a per share basis, taking into account the assumptions set forth above:

Initial public offering price per share		$15.00
NAV per share before this offering	$
Pro forma NAV per share after (a) the completion of this offering and (b) the sale of million shares of our common stock as payment for the Initial Portfolio Assets	$
Dilution to stockholders (without exercise of the underwriters’ overallotment option to purchase additional shares)	$

DISTRIBUTIONS

We intend to make quarterly distributions to our stockholders commencing                 . The timing and amount of our quarterly distributions, if any, will be determined by our board of directors. Any distributions to our stockholders will be declared out of assets legally available for distribution. We anticipate that the Initial Portfolio Assets and additional investments we make following the completion of our initial public offering would enable us to declare a dividend in the first full calendar quarter following completion of the offering. No assurance can be given that we will be able to close on any of these opportunities or that we will be able to declare such a dividend.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. To obtain RIC tax benefits, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) 98% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for the one-year period generally ending on October 31 of the calendar year and (3) certain undistributed amounts from previous years on which we paid no U.S. federal income tax. In addition, although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. In such event, the consequences of our retention of net capital gains are as described under “Tax Matters.” We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, the 1940 Act asset coverage requirements or the terms of our senior securities may prevent us from making distributions.

We intend to maintain an “opt in” dividend reinvestment plan for our common stockholders. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted in” to our dividend reinvestment plan will receive cash dividends, rather than having their dividends automatically reinvested in additional shares of our common stock. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions, but will not have received cash from us with which to pay such taxes. See “Dividend Reinvestment Plan.”

THE COMPANY

General

We are a newly-organized, externally-managed, non-diversified closed-end management investment company incorporated in Delaware on May 26, 2009. We intend to file an election to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we intend to elect to be treated as a regulated investment company under Subchapter M of the Code. Our investment activities are managed by THL Credit Advisors and supervised by our board of directors, a majority of whom are independent of THL Credit Advisors and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation.”

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in private subordinated debt, or mezzanine debt, which in many cases includes an associated equity component such as warrants preferred stock or other similar securities. In certain instances we will also make direct equity investments. We define middle market companies to mean both public and privately-held companies with annual revenues of between $25 million and $500 million. We expect to generate returns through a combination of contractual interest payments on debt investments, equity appreciation (through options, warrants, conversion rights or direct equity investments) and origination and similar fees. We can offer no assurances that we will achieve our investment objective.

We believe there are significant opportunities to finance middle market companies that require capital for growth and acquisitions. We also believe that, as a result of the recent credit crisis, a significant investment opportunity exists to invest in middle market companies requiring subordinated loans, often referred to as mezzanine loans, to recapitalize their balance sheets. Additionally, we do not intend to invest in start-up companies, operationally distressed situations or companies with speculative business plans. Furthermore, we may invest throughout an entity’s capital structure, which may include senior secured loans, common and preferred equity, options and warrants, high-yield bonds and other structured securities. In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including securities of larger public companies and foreign securities. We anticipate that, over time, our investment portfolio will consist primarily of investments in mezzanine loans.

It is also our belief that a combination of sponsored and unsponsored mezzanine investments is important to having the most attractive opportunities across investment cycles, and to that end our nationwide origination efforts target both private equity sponsors and referral sources of unsponsored companies.

Unsponsored companies are either micro cap public companies or privately-held companies typically owned and controlled by entrepreneurs rather than private equity firms. We believe that unsponsored middle market companies represent a large, attractive and less competitive mezzanine investment opportunity for two primary reasons: (1) the number of unsponsored companies far exceeds the number of sponsored companies; and (2) most mezzanine investors focus primarily on sponsored companies. We also believe that investments in unsponsored companies will provide for the most attractive economics, alignment of interests with management and the greatest control for us as an investor because unsponsored companies generally have less access to capital providers.

With respect to sponsored transactions—that is, those companies controlled by private equity firms, which we refer to as sponsors—we expect the demand for leveraged buyouts to grow as mergers and acquisition activity increases, although with reduced senior lending from banks and collateralized loan obligation vehicles. We believe junior capital providers will see increasing opportunities to fill the financing gap. We expect significant demand from sponsors who need to recapitalize the balance sheets of certain of their portfolio companies or, in certain situations, acquire portfolio companies.

We are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. Government securities and other high quality debt investments that mature in one year or less.

We may borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our assets) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. We do not plan to incur significant leverage, or to pay significant interest in respect thereof, until after the proceeds of this offering are substantially invested in accordance with our investment object and do not intend to incur leverage during our first year of operations in excess of 20% of our total assets after giving effect to such leverage. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.

THL Credit Advisors LLC

Our investment activities are managed by our investment advisor, THL Credit Advisors. THL Credit Advisors is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. THL Credit Advisors was formed as a Delaware limited liability company on June 26, 2009 and is in the process of being registered as an investment advisor under the Advisers Act. THL Credit Advisors is led by James K. Hunt, Sam W. Tillinghast and W. Hunter Stropp, who, along with Terrence W. Olson, Christopher J. Flynn, Gregory S. Hammer and Kunal M. Soni, constitute its principals. We refer to these individuals collectively as the THL Credit Principals. The THL Credit Principals and other investment professionals make up our investment team. THL Credit Advisors is owned and controlled by the THL Credit Principals and a partnership consisting of certain of the partners of THL Partners.

Before joining THL Credit Group, an affiliate of THL Credit Advisors, in 2007, Messrs. Hunt, Tillinghast and Stropp, who collectively have investment experience of 23 years on average and 14 years at a minimum, were responsible for over $40 billion in investments over the period from 1990 to 2006. Messrs. Hunt and Tillinghast separately had ultimate investment authority for SunAmerica Corporate Finance and the Private Placement Group of AIG, respectively, where these investments were made. The responsibilities of these individuals included sourcing, identifying, evaluating, structuring, managing and monitoring mezzanine debt, leveraged loans, private placements and private equity investments. Over the past three years, these individuals have held ultimate responsibility for approximately $230 million in investments. The THL Credit Principals have worked together extensively in the past and have invested through multiple business and credit cycles, investing across the entire capital structure. We believe the THL Credit Principals bring a unique investment perspective and skill set by virtue of their complementary, collective experience as both debt and equity investors. In addition, we believe they bring an active equity ownership mentality and intend to focus on adding value to portfolio companies through board representation, when possible, active monitoring and direct dialogue with management. We can provide no assurance that we will replicate the historical performance of the THL Credit Principals.

Through THL Credit Group, an affiliated entity composed of essentially the same investment professionals as THL Credit Advisors, our investment team currently manages THL Credit Opportunities, a private credit opportunities fund with approximately $162.6 million in funded capital commitments and a remaining investment period of more than two years. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., each an underwriter in this offering, and certain of the THL Credit Principals, are existing investors in THL Credit Opportunities. Shortly prior to the time we file our election to be treated as a BDC under the 1940 Act, we intend to purchase from THL Credit Opportunities in a private placement for shares of our common stock at the initial public offering price, estimated to be $15.00 per share, approximately $62 million of Initial Portfolio Assets at their fair value as determined by our board of directors. The Initial Portfolio Assets as of March 15, 2010 are comprised of debt and equity investments in five portfolio companies (75% of the total value of which is debt and 25% of which is equity), the income producing assets of which represented 94% of the Initial Portfolio Assets and had a weighted average annualized yield of approximately 17.9%. The manager of THL Credit Opportunities will use substantially all of THL Credit Opportunities’ remaining capital and cash on-hand to make an investment, which is expected to be approximately $82 million (33% of this offering), in our shares in this offering at the public offering price directly from us and not through the underwriters. This investment will be made through THL Credit Partners BDC Holdings, L.P., a special purpose unmanaged sister fund formed for the purpose of facilitating this investment whose only investment will be in our shares and which will vote its shares in us in the same proportion as all other shares are voted. The shares issued to purchase the Initial Portfolio Assets will also be held by THL Credit Partners BDC Holdings, L.P. We will also have exclusive access immediately after the offering to the entire pipeline of potential investments being sourced by the THL Credit Principals through THL Credit Group. As of April 8, 2010, the pipeline of transactions that the THL Credit Principals were actively underwriting or pursuing included 14 sponsored deals and 16 unsponsored deals and collectively aggregated to approximately $645 million of potential transactions. In addition, as of April 8, 2010, five term sheet proposals had been issued and were currently being negotiated and these potential investments aggregated to $96 million. No assurance can be given that we will be able to close on any of these opportunities. We anticipate that the Initial Portfolio Assets of the Company and additional investments we make following the completion our initial public offering would enable us to declare a dividend in the first full calendar quarter following completion of the offering. Any such dividend would be sourced from income and would be made only at the discretion of our board of directors. No assurance can be given that we will be able to close on any of these opportunities or that we will be able to declare such a dividend or dividends in subsequent periods. Upon completion of this offering, it is expected that THL Credit Opportunities will restrict its activities to its remaining portfolio, which will consist of one investment in senior secured loans and that the THL Credit Principals and remainder of the team will focus their efforts on our business although THL Credit Advisors is not restricted from managing additional investment funds in the future.

THL Credit, Inc. and Affiliates

THL Credit Advisors also serves as our administrator and leases office space to us and provides us with equipment and office services. The tasks of our administrator include overseeing our financial records, preparing reports to our stockholders and reports filed with the SEC and generally monitoring the payment of our expenses and the performance of administrative and professional services rendered to us by others.

None of the THL Credit Principals has ever been a partner or employee of THL Partners. However, a partnership consisting of certain partners of THL Partners holds a 50% economic interest in THL Credit Advisors. We expect to benefit from THL Credit Advisors’ relationship with THL Partners. Founded in 1974, THL Partners is one of the oldest and largest private equity investment firms in the United States. Since its establishment, THL Partners has raised approximately $22 billion of equity capital and together with its affiliates, completed acquisitions of more than 100 businesses, with an aggregate purchase price in excess of $125 billion and over 200 add-on transactions. THL Partners focuses its high value-added strategy on growth businesses and seeks to partner with the best managers in an industry to build great companies. THL Credit Advisors will have access to the contacts and industry knowledge of THL Partners’ investment team to enhance its transaction sourcing capabilities and will also be able to consult with the THL Partners team on specific industry issues, trends and other matters to complement our investment process.

We will pay THL Credit Advisors a base fee and may also pay to it incentive fees. The base fee is payable at an annual rate of 1.5% of gross assets without deduction for any liabilities. The incentive fee has two components, ordinary income and capital gains, which are largely independent of each other, with the result that one component may be payable even if the other is not. Under the ordinary income component, we will pay THL Credit Advisors 20.0% of the amount by which our preincentive fee net investment income exceeds a “hurdle rate” of 2.0% of our net assets as of the end of the immediately preceding quarter, subject to a “catch-up” provision pursuant to which THL Credit Advisors receives all of such income in excess of the 2.0% level but less than 2.5% and subject to a total return requirement and deferral of non-cash amounts.

The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if preincentive fee net investment income exceeds 2.5% in any calendar quarter, THL Credit Advisors will receive 20.0% of our preincentive fee net investment income as if the 2.0% hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of our preincentive fee net investment income for such calendar quarter and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (sometimes referred to as payment-in-kind interest, or PIK, or original issue discount, or OID) will be paid to THL Credit Advisors, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Under the capital gains component, we pay THL Credit Advisors at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation, less the aggregate amount of any previously paid capital gains incentive fees. The structure of these fees could incentivize THL Credit Advisors to leverage our investments or seek to postpone or advance the timing of realizing income or gains in order to increase its base or incentive fees or invest in higher yielding assets or assets more likely in its view to generate capital gains in order to affect its potential incentive fees. Our board of directors will monitor the mix and performance of our investments over time and will seek to satisfy itself that THL Credit Advisors is acting in our interests and that our fee structure in general incentivizes THL Credit Advisors to do so.

Market opportunity

We intend to invest primarily in private subordinated debt investments of middle market companies. Because the general economic climate and financial markets have deteriorated since the summer of 2007, we believe opportunities to invest in solid, underserved middle market companies remain plentiful. We believe the environment for investing in middle market companies is attractive for several reasons, including:

Consolidation among commercial banks has reduced the focus on middle market business. We believe that many senior lenders have de-emphasized their service and product offerings to middle market companies in favor of lending to large corporate clients, managing capital markets transactions and providing other non-credit services to their customers. Further, many financial institutions and traditional lenders are faced with constrained balance sheets and are requiring existing borrowers to reduce leverage.

Middle market companies are increasingly seeking lenders with long-term permanent capital for debt and equity capital. We believe that many middle market companies prefer to execute transactions with private capital providers such as us, rather than execute high-yield bond or equity transactions in the public markets, which may necessitate increased financial and regulatory compliance and reporting obligations. Further, we believe many middle market companies are inclined to seek capital from a small number of providers with access to permanent capital that can satisfy their specific needs and can serve as value-added financial partners with an understanding of, and longer-term view oriented towards the growth of such businesses.

The current market environment may mean more favorable terms for investments in middle market companies. We believe the tight supply of all forms of credit due to deleveraging by banks, hedge funds and structured investment vehicles, such as CLOs, will remain for years and that this situation provides a promising environment in which to originate mezzanine investments. This has resulted in mezzanine investments being characterized by lower leverage multiples, higher current returns, greater opportunity for equity appreciation, better prepayment protection, tighter deal structures and more meaningful financial covenants. We cannot, however, provide any assurance as to the length of time this tight credit supply will persist.

Investment strategy

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in private subordinated debt, which in many cases includes an associated equity component such as warrants or other similar securities. In certain instances we will also make direct equity investments. We expect our capital will be used to support organic growth, acquisitions, or market or product expansion, and recapitalizations. As such, our investment advisor will target companies with strong operators or management teams which maintain a strong alignment of interests in their business and are seeking capital to grow the company. In these situations, we expect a substantial portion of the shareholders’ net worth will be subordinated to our debt instrument, reinforcing this alignment of interests.

Our strategy includes an intensive and proactive sourcing of transactions by our investment advisor who will target investments in both sponsored and unsponsored middle market companies. Sponsored investments, or investments in companies that are controlled by private equity firms, will be sourced via long-standing relationships of the THL Credit Principals and ongoing development of new relationships with referral sources and equity sponsors who view our investment advisor as a partner in the transaction, rather than simply a source of capital to leverage their returns. Unsponsored investments will largely be sourced from a variety of regional and local intermediaries—including regional investment banking firms, business brokers, accountants and lawyers—rather than large commercial or investment banks. For information regarding differences between sponsored and unsponsored transactions, see “—General” above.

We believe a strategy focused on mezzanine debt in middle market companies has a number of compelling attributes. First, the market for these instruments is relatively inefficient, allowing an experienced investor an opportunity to produce high risk-adjusted returns. Second, downside risk can be managed through an extensive credit-oriented underwriting process, creative structuring techniques and intensive portfolio monitoring. We believe private mezzanine investments generally involve the highest level of credit and legal due diligence among debt or credit asset classes. Lastly, compared with equity investments, returns on mezzanine loans tend to be less volatile given the substantial current return component and seniority in the capital structure relative to equity.

Competitive advantages

We believe that, although THL Credit Advisors is a newly-organized investment advisor and has no experience managing a business development company, we possess the following competitive advantages over many other capital providers to middle market companies:

Highly experienced management team. Before joining an affiliate of THL Credit Advisors three years ago, Messrs. Hunt, Tillinghast and Stropp, who have 23 years of investment experience on average and 14 years at a minimum, have been responsible for over $40 billion in investments, which included identifying, evaluating, structuring, managing and monitoring mezzanine debt, leveraged loans, private placements and private equity investments. The THL Credit Principals have worked together extensively in the past and have invested through multiple business and credit cycles, investing across the entire capital structure with the objective of generating attractive, long-term, risk-adjusted returns. Significant to executing on the Company’s strategy will be the THL Credit Principals’ unique investment perspective and skill-set by virtue of their complementary collective experience as both debt and equity investors. In addition, we believe the THL Credit Principals bring an active equity ownership mentality and intend to focus on adding value to portfolio companies through board representation, active monitoring and direct dialogue with management.

No legacy portfolio. As a newly-formed company, we are not adversely affected by deteriorating credit quality of investments held in any legacy portfolios that were built or acquired prior to the fourth quarter of 2008. We believe this provides us with a significant competitive advantage as we will be able to deploy our available capital into investments that have been structured and priced to reflect current, rather than historical market, conditions. Additionally, our efforts can be more focused on sourcing and accessing new investments. There can be no assurance, however, that we will be able to avoid losses or deterioration in the credit quality of our investments.

National middle market origination platform. With offices in Boston, Houston and Los Angeles, THL Credit Advisors has deep and diverse national origination relationships in the mezzanine and private equity markets. These relationships provide an important channel through which our investment advisor expects to generate deal flow consistent with our investment strategy. Members of THL Credit Advisors’ investment team have relationships with investment bankers, commercial bankers (national, regional and local), lawyers, accountants and business brokers as well as access to the extensive network of THL Partners. THL Credit Advisors actively utilizes these relationships and networks to source and execute attractive investments, and maintains a database and set of reports where the details of all potential investment opportunities are tracked. Further, we believe the investment history and long-standing reputation of the THL Credit Advisors investment team members in the market allow THL Credit Advisors an early look at new investment opportunities.

Ability to execute unsponsored mezzanine transactions. THL Credit Advisors believes it is one of the few credit market participants that actively seek unsponsored investments and possesses the experience and resources to source unsponsored mezzanine transactions. Furthermore, THL Credit Advisors has the capability to perform the rigorous in-house due diligence, structuring and monitoring activities necessary to execute such transactions.

Recently originated portfolio. Shortly prior to the time we file our election to be treated as a BDC, the Company intends to purchase the Initial Portfolio Assets from THL Credit Opportunities, an affiliated fund, for approximately $62 million in fair value (as determined by our board of directors), payable in shares of our common stock at the public offering price to be held by THL Credit Partners BDC Holdings, L.P. The Initial

Portfolio Assets currently consist of investments in five portfolio companies, including two that were originated directly with the issuer (unsponsored transactions) and three sourced directly from private equity sponsors (sponsored transactions). These investments were all closed between June 2009 and February 2010 and were reviewed, diligenced and selected in accordance with the same standards and processes to be used by THL Credit Advisors in selecting investments for the Company. The weighted average contractual return for the debt investments in the Initial Portfolio Assets, based on cash and PIK interest, but before any upfront fees, OID or potential appreciation on associated equity positions such as warrants, is 15.6%. For a summary description of the Initial Portfolio Assets, see “The Company—Portfolio Composition.”

Pipeline of prospective investments. We will have exclusive access to the entire current pipeline of investments sourced by the THL Credit Principals. As of April 8, 2010, the pipeline of transactions that the THL Credit Principals were actively underwriting or pursuing included 14 sponsored deals and 16 unsponsored deals and collectively aggregated to approximately $645 million of potential transactions. In addition, as of April 8, 2010, five term sheet proposals had been issued and were currently being negotiated and these potential investments aggregated to $96 million. Industries represented in the pipeline of transactions include consumer products, healthcare, financial and business services, media and telecommunications, among others. We believe the current and prospective opportunities available in the middle market are very attractive to investors from a risk-return standpoint. No assurance can be given that we will be able to close on any of these opportunities.

Disciplined investment process with focus on preservation of capital. Capital preservation is fundamental to THL Credit Advisors’ investment approach and process. Accordingly, THL Credit Group, whose investment professionals are essentially the same as THL Credit Advisors’ investment professionals, postponed making capital calls on 50% of the capital of THL Credit Opportunities until August 2009 and also elected not to deploy capital into mezzanine transactions until June 2009. In addition, THL Credit Group sold all of its broadly syndicated loan portfolio in the summer of 2008, prior to what we believe was a dramatic decline in loan prices during September and October 2008, thus preserving funds for the future. The persons at THL Credit Group responsible for these decisions are essentially the same group of persons that comprise THL Credit Advisors.

Operating and regulatory structure

Our investment and administrative activities are managed by THL Credit Advisors and supervised by our board of directors, a majority of whom are independent. As a BDC, we are required to comply with certain regulatory requirements under the 1940 Act. We will elect to be treated for federal income taxes as a RIC under Subchapter M of the Code.

Portfolio composition

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in private subordinated debt, which in many cases includes an associated equity component such as warrants or other similar securities. In certain instances we will also make direct equity investments. We do not intend to invest in start-up companies, operationally distressed situations or companies with speculative business plans. In order to achieve our investment objective, we will seek to compose a portfolio that will include primarily mezzanine loans by investing an average of approximately $10 million to $25 million of capital per transaction. Generally, mezzanine loans rank subordinate in priority of payment to senior debt, such as senior bank debt, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrowers’ capital structure. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants to purchase common stock. Due to its higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally earn a higher return than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. We believe that mezzanine loans offer an attractive investment opportunity based upon their historic returns and resilience during economic downturns.

We may invest throughout an entity’s capital structure, which may include senior secured loans, common and preferred equity, options and warrants, high-yield bonds and other structured securities.

In order to enhance our income in comparison to the income from cash equivalents and other short-term securities, during the period following this offering in which we are originating our initial portfolio of mezzanine debt, we may invest a significant portion of the net proceeds from this offering in senior secured loans that are available in the secondary market. Over time, however, we expect that our portfolio will consist primarily of mezzanine loans, although we may also originate or invest in senior secured loans.

In addition, we may invest up to 30% of our portfolio in opportunistic investments which will be intended to diversify or complement the remainder of our portfolio and to enhance our returns to stockholders. These investments may include high-yield bonds, private equity investments, securities of public companies that are broadly traded and securities of non-U.S. companies. We expect that these public companies generally will have debt securities that are non-investment grade.

We will not invest in any portfolio company in which THL Partners or an affiliate of THL Partners already has an investment at the time or in which it is making an investment.

Shortly prior to the time we file our election to be treated as a BDC under the 1940 Act, we intend to purchase from THL Credit Opportunities for shares of our common stock at the initial public offering price, estimated to be $15.00 per share, the Initial Portfolio Assets at their fair value (approximately $62 million as of March 15, 2010) as determined by our board of directors.

The securities to be purchased under this arrangement as of March 15, 2010 are as follows:

Portfolio company/Type of Investment (1)	Industry	Principal / No. of shares / No. of Units	Fair Value(2)	Percentage of Class Held
Non-control investments

Anytime Worldwide, LLC
12181 Margo Avenue South Hastings, MN 55033	Recreation &
Senior Secured Note, 16.0%, due 12/11/14	Leisure	$12,900,000	$12,335,860
Class A Units(3)(4)	Services	157,257.10	$564,140	31.41%
Warrant for Class B Units			—

			$12,900,000
Food Processing Holdings, LLC
130 Quality Drive Albertville, AL 35950	Food
Senior Subordinated Note, 13.5% cash	Processing	$12,021,836	$11,450,407
2.0% PIK, due 8/10/15(7)	Services
Class A Units		162.44	$163,268	2.00%
Class B Units		406.09	$408,161	2.00%

			$12,021,836
JDC Healthcare Management, LLC
3101 L.B.J. Freeway Dallas, TX 75234	Healthcare,
Senior Subordinated Note, 12.0% cash	Dental	$10,267,749	$9,650,000
3.5% PIK, due 6/16/14	Services
Member interest(4)(5)		1,393	$1,393,209	66.67%

			$11,043,209
LCP Capital Fund LLC
40 Wall St. New York, NY 10005	Financial
Member interest(5)(6)	Services	$12,000,000	$12,000,000	24.00%

			$12,000,000
Surgery Center Holdings, Inc.
5501 W. Gray St. Tampa, FL 33609	Healthcare,
Senior Subordinated Note, 13.5% cash	Ambulatory	$13,147,222	$12,775,664
2.0% PIK, due 6/24/15	Surgery
Preferred Stock, 19.0% dividend rate	Centers	913.04	$895,546	60.87%
Member interest(4)(5)		389,821	$389,821	0.98%

			$14,061,031

Total Portfolio Investments			$62,026,076

(1)	All debt investments are income producing. Equity and member interests are non-income producing unless otherwise noted.
(2)	Fair value as determined by the board of directors of the Company as of March 15, 2010.
(3)	Comprised of 157,100 Class A Financial Units and 157.10 Class A Governance Units.
(4)	Equity ownership may be held in shares or units of companies related to the portfolio company.
(5)	Member interests of limited liability companies are the equity equivalents of the stock of corporations.
(6)	Income producing security.
(7)	Interest held in a company relating to the portfolio company.

Set forth below is a brief description of each portfolio company that comprises the Initial Portfolio Assets:

Anytime Worldwide, LLC

Anytime Worldwide is one of the leading 24-hour, co-ed fitness franchise concept, with over 1,300 clubs opened and nearly 800,000 members across the U.S., Canada, Australia and New Zealand.

Food Processing Holdings LLC

Food Holdings provides specialized further processing services for protein-based products, and focuses on complex, quick turnaround runs that meet the stringent specifications of its restaurant, foodservice and retail customers.

JDC Healthcare Management, LLC

Jefferson Dental is one of the largest privately owned dental practice management companies in Texas, with 27 affiliated dental offices focused on providing high-quality patient care targeting the Hispanic community in the Dallas/Fort Worth metropolitan area.

LCP Capital Fund LLC

LCP Capital Fund, an investment company that was organized to provide third-party capital to allow banks to achieve rating, regulatory, accounting, tax, or other objectives with respect to their asset-backed commercial paper programs. The sponsoring banks provide significant credit, financial and operational support. The capital may be in the form of credit default swaps, subordinated debt, preferred stock or other forms of equity.

Surgery Center Holdings, Inc.

Surgery Partners is a leading operator of 11 ambulatory surgical centers, providing outpatient surgical procedures in a variety of practice specialties.

Investment selection

Our value-oriented investment philosophy is primarily focused on maximizing yield relative to risk. Upon identifying a potential opportunity, THL Credit Advisors performs an initial screen to determine whether pursuing intensive due diligence is merited. As part of this process, we have identified several criteria we believe are important in evaluating and investing in prospective portfolio companies. These criteria provide general guidelines for our investment decisions. However, each prospective portfolio company in which we choose to invest may not meet all of these criteria.

Value orientation/positive cash flow. Our investment philosophy places a premium on fundamental credit analysis and has a distinct value orientation. We intend to generally focus on companies in which we can invest at relatively low multiples of operating cash flow and that are profitable at the time of investment on an operating cash flow basis. Although we will obtain liens on collateral when appropriate and available, we are primarily focused on the predictability of future cash flow. We do not expect to invest in start-up companies or companies with speculative business plans.

Seasoned management with significant equity ownership. Strong, committed management teams are important to the success of an investment and we intend to invest in companies where strong management teams are either already in place or where new management teams have been identified. Additionally, we generally require the portfolio companies to have in place compensation provisions that appropriately incentivize management to succeed and to act in our interests as investors.

Strong competitive position. We seek to invest in companies that have developed competitive advantages and defensible market positions within their respective markets and are well positioned to capitalize on growth opportunities.

Exit strategy. We seek companies that we believe will generate consistent cash flow to repay our loans and reinvest in their respective businesses. We expect such internally generated cash flow in portfolio companies to be a key means by which we exit from our investments over time. In addition, we will also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities for the equity component of our returns. These companies include candidates for strategic acquisition by other industry participants and companies that may repay our investments through an initial public offering of common stock or another capital market transaction.

Due diligence and investment process

We employ a rigorous and disciplined underwriting and due diligence process. Our process includes a comprehensive understanding of a borrower’s industry, market, operational, financial, organizational and legal position and prospects. We seek borrowers who have proven management teams that have a vested interest in the company in the form of a meaningful level of equity ownership, who generate cash flow that is stable and predictable, and whose market position is defensible. We will invest in companies with the expectation that we will own the investment through a complete business cycle, and possibly a recession, and we determine the appropriate amount of debt for the company accordingly. In addition, we view a sale of the company which might result in a refinancing of our investment as a possibility but not an expectation. We conduct thorough reference and background checks on senior management for all mezzanine transactions. Our intention is to craft strong and lender-friendly credit agreements with covenants, events of default, remedies and inter-creditor agreements being an integral part of our legal documents.

Our due diligence typically includes the following elements (although not all elements will necessarily form part of every due diligence project):

Issuer Characteristics: key levers of the business including a focus on drivers of cash flow and growth; revenue visibility; customer and supplier concentrations; historical revenue and margin trends; fixed versus variable costs; free cash flow analysis; company versus industry performance; and sensitivity analysis around various future performance scenarios (with a focus on downside scenario analysis);

Industry Analysis: including the company’s position within the context of the general economic environment and relevant industry cycles; industry size and growth rates; competitive landscape; barriers to entry and potential new entrants; product position and defensibility of market share; technological, regulatory and similar threats; and pricing power and cost considerations;

Management: including the quality, breadth and depth of the issuer’s management; track record and prior experience; background checks; reputation; compensation and equity incentives; corporate overhead; and motivation; interviews with management, employees, customers and vendors;

Financial Analysis: an understanding of relevant financial ratios and statistics, including various leverage, liquidity, free cash flow and fixed charge coverage ratios; impact on ratios in various future performance scenarios and comparison of ratios to industry competitors; satisfaction with the auditor of the financial statements; quality of earnings analysis;

Capital Structure: diverse considerations regarding leverage (including understanding seniority and leverage multiples); ability to service debt; collateral and security protections; covenants and guarantees; equity investment amounts and participants (where applicable); and review of other significant structural terms and pertinent legal documentation; and

Collateral and Enterprise Value: analysis of relevant collateral coverage, including assets on a liquidation basis and enterprise value on a going concern basis; matrix analysis of cash flow and valuation multiples under different scenarios along with recovery estimates; comparison to recent transaction multiples and valuations.

Investment committee

The purpose of the Investment Committee is to evaluate and approve as deemed appropriate all investments by THL Credit Advisors. The committee process is intended to bring the diverse experience and perspectives of the committee’s members to the analysis and consideration of every investment. The committee also serves to provide investment consistency and adherence to THL Credit Advisors’ investment philosophies and policies. The investment committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.

In addition to reviewing investments, the committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are also reviewed on a regular basis. Members of our investment team are encouraged to share information and views on credits with the committee early in their analysis. This process improves the quality of the analysis and assists the deal team members to work more efficiently.

Each transaction is presented to the investment committee in a formal written report. Our investment committee currently consists of James K. Hunt, Sam W. Tillinghast, W. Hunter Stropp, Gregory S. Hammer, Christopher J. Flynn and Kunal M. Soni. To approve a new investment, or to exit or sell an existing investment, the consent of four of the six members of the committee is required, with Mr. Hunt, the Chief Investment Officer, having veto power.

Each member of our investment committee performs a similar role for THL Credit Opportunities, which is a private investment fund that currently has $162.6 million in funded capital commitments and is subject to performance fees based on positive cumulative total return.

Investment structure

Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including, as applicable, senior, junior, and equity capital providers, to structure an investment. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company’s capital structure.

We anticipate structuring our mezzanine investments primarily as unsecured, subordinated loans that provide for relatively high, fixed interest rates that will provide us with significant current interest income. These loans typically will have interest-only payments in the early years, with amortization of principal deferred to the later years. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt securities or defer payments of interest for the first few years after our investment. Also, in some cases our mezzanine loans will be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our mezzanine loans will have maturities of five to ten years. In determining whether a prospective mezzanine loan investment satisfies our investment criteria, we will generally seek a high total return potential, although there can be no assurance we will find investments satisfying that criterion or that any such investments will perform in accordance with expectations. To the extent we invest in senior secured loans, we expect such loans to have terms of three to ten years and may provide for deferred interest payments in the first few years of the term of the loan. To the extent we invest in senior secured loans, we will obtain security interests in the assets of these portfolio companies that will serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. We expect that the interest rate on senior secured loans generally will range between 2% and 10% over the London Interbank Offer Rate, or LIBOR, which is a rate that changes daily and reflects the rate at which large banks lend to one another.

We will tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We will seek to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk; and

•

negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board under some circumstances or participation rights.

Our investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. We expect that any warrants we receive with our debt securities generally will require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we will also obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

Managerial assistance

As a BDC, we will offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services and will reimburse THL Credit Advisors as our Administrator for its allocated costs in providing such assistance subject to review and approval by our board of directors. THL Credit Advisors will provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Monitoring

We view active portfolio monitoring as a vital part of our investment process. We consider board observation rights, regular dialogue with company management and sponsors, and detailed internally generated monitoring reports to be critical to our performance. We have developed a monitoring template that ensures compliance with these standards and that is used as a tool by THL Credit Advisors’ investment committee to assess investment performance relative to plan. In addition, our portfolio companies may rely on us to provide financial and capital market expertise and may view us as a value-added resource.

As part of the monitoring process, THL Credit Advisors will continually assess the risk profile of each of our investments and will rate them based on the following categories, which we refer to as THL Credit Advisors’ investment performance rating, or IPR:

1 – Performing at or above plan.

2 – Watch / minor risk. Portfolio company operating below plan but in compliance with financial covenants and performance expected to improve.

3 – Significant risk. Portfolio company performing materially below plan and may be in default of financial covenants. Loss of principal not expected but returns likely impaired.

4 – Potential impairment. Focus is on preservation of capital.

For any investment rated 2, 3 or 4, our manager will increase its level of focus and prepare regular updates for the investment committee summarizing current operating results, material impending events and recommended actions.

Competition

Our primary competitors to provide financing to middle market companies include public and private funds, commercial and investment banks, commercial finance companies and private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or to the distribution and other requirements we must satisfy to maintain our favorable RIC tax status.

Properties

We do not own any real estate or other physical properties materially important to our operation. Our headquarters are currently located at 100 Federal Street, 31st Floor, Boston, MA 02110. THL Credit Advisors furnishes us office space and we reimburse it for such costs on an allocated basis.

Legal Proceedings

Neither we nor THL Credit Advisors are currently subject to any legal proceedings.

MANAGEMENT OF THE COMPANY

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of six members, five of whom are not “interested persons” of our company or of THL Credit Advisors as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our board of directors, consistent with the rules of The NASDAQ Global Select Market. We refer to these individuals as our independent directors. Our board of directors elects our executive officers, who serve at the discretion of the board of directors.

Board of Directors

Under our charter, our directors will be divided into three classes. Each class of directors will hold office for a three year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Expiration of Term

Interested Director:

James K. Hunt	58	Director, Chairman of the Board, Chief Executive Officer and Chief Investment Officer	2009	2011

Independent Directors:

David K. Downes	70	Director	2009	2010

Nancy Hawthorne	58	Director	2009	2010

Keith W. Hughes	63	Lead Independent Director	2009	2011

John A. Sommers	71	Director	2009	2012

David P. Southwell	49	Director	2009	2012

The address for each director is c/o THL Credit, Inc., 100 Federal Street, 31st Floor, Boston, MA 02110.

Executive officers who are not directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Sam W. Tillinghast	47	Co-President and Chief Risk Officer
W. Hunter Stropp	39	Co-President
Terrence W. Olson	42	Chief Financial Officer, Chief Operating Officer, interim Secretary, Treasurer and interim Chief Compliance Officer

The address for each executive officer is c/o THL Credit, Inc., 100 Federal Street, 31st Floor, Boston, MA 02110.

Terrence W. Olson will serve as our interim Chief Compliance Officer and interim Secretary until our board of directors has approved a permanent chief compliance officer and secretary.

Biographical information

The Governance Committee of the board of directors has adopted procedures for evaluating potential director candidates against the knowledge, experience, skills, expertise and diversity that it believes are necessary and desirable for such candidates. The board believes that each director satisfied, at the time he or she was initially elected or appointed a director, and continues to satisfy, the standards contemplated by such procedures. Furthermore, in determining that a particular director was and continues to be qualified to serve as a director, the board has considered a variety of criteria, none of which, in isolation, was controlling. The board believes that, collectively, the directors have balanced and diverse experience, skills, attributes and qualifications, which allow the board to operate effectively in governing the Company and protecting the interests of shareholders. Among the attributes common to all directors are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with THL Credit Advisors and other service providers, counsel and independent auditors, and to exercise effective business judgment in the performance of their duties as directors. Each director’s ability to perform his or her duties effectively is evidenced by his or her educational background or professional training; business, consulting, public service or academic positions; experience from service as a board member of the Company, other investment companies, public companies, or non-profit entities or other organizations; ongoing commitment and participation in board and committee meetings, as well as his or her leadership of standing committees; or other relevant life experiences. Information about the specific experience, skills, attributes and qualifications of each director, which in each case led to the board’s conclusion that the director should serve as a director of the Company, is provided in below, in “Biographical Information.”

Our directors have been divided into two groups—interested directors and independent directors. Interested directors are interested persons as defined in the 1940 Act. The board’s chairman, James K. Hunt, is an interested director by virtue of his serving as our Chief Executive Officer and his employment with THL Credit Advisors. In part because the Company is an externally-managed investment company, the board believes having an interested chairperson that is familiar with the Company’s portfolio companies, its day-to-day management and the operations of THL Credit Advisors greatly enhances, among other things, its understanding of the Company’s investment portfolio, business, finances and risk management efforts. In addition, the board believes that Mr. Hunt’s employment with THL Credit Advisors betters allows for the efficient mobilization of THL Credit Advisors’ resources at the board’s behest and on its behalf.

Keith W. Hughes has been appointed as the board’s Lead Independent Director. In this capacity, Mr. Hughes presides over executive sessions of the independent directors and serves as a liaison between management and the independent directors between board meetings.

Interested director

James K. Hunt, 58, Chairman of the Board, Chief Executive Officer and Chief Investment Officer of the Company and THL Credit Advisors. Since May 2007, Mr. Hunt has also been the Chief Executive Officer and Chief Investment Officer of THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Mr. Hunt was most recently Managing Partner and Chief Executive Officer of Bison Capital which he co-founded in 2001. Previously, he was President of SunAmerica Corporate Finance and an Executive Vice President of SunAmerica Investments, Inc. (subsequently, AIG SunAmerica) through 2000. At SunAmerica, Mr. Hunt was responsible for high-yielding investments including private placements, acquisition financing, term loans and portfolio purchases, structured finance and corporate acquisitions. The asset portfolio managed by Mr. Hunt exceeded $8 billion, with total investments of more than $19 billion during his tenure. Investments were partially made through five CDOs (collateralized debt obligations) exceeding $3.5 billion. He was President and CEO of the Anchor Pathway Funds and SunAmerica Series Trust with assets exceeding $11 billion. For SunAmerica, Mr. Hunt was the executive responsible for the acquisition of First City Texas Leasing in 1991,

Southeast Bank Leasing in 1993 and Imperial Premium Finance in 1994 and served as the senior officer managing these finance companies. Mr. Hunt joined SunAmerica in 1990 from the Davis Companies, a private equity investment firm, where he was responsible for acquisitions. Prior to that he worked at Citicorp for over 14 years, where he held a variety of leveraged lending, credit and finance positions, culminating in the role of Senior Credit Officer and Vice President / Area Head for the Far West U.S. leveraged lending group. At Citicorp, Mr. Hunt also had responsibilities for various workout transactions and the Western asset based lending group. Mr. Hunt currently serves on the board of directors of Lender Processing Services, Inc. (NYSE: LPS). Mr. Hunt is a former Chairman and member of the board of directors of Financial Pacific Leasing, LLC, formerly Lead Trustee for Falcon Financial (Nasdaq: FLCN), a former member of the boards of directors of Primus Guaranty Ltd, LLC. (NYSE: PRS), CLS Worldwide Services, LLC, GTS Holdings, Inc., Helinet Aviation Services, LLC, Metagenics, Inc., Fidelity National Information Services Inc. (NYSE: FIS) and Mobile Storage Group. Mr. Hunt earned his BBA in economics from the University of Texas at El Paso and an MBA in finance and accounting from the University of Pennsylvania’s Wharton School. Mr. Hunt’s experience as Chief Executive Officer, President, Chief Investment Officer and Managing Partner at various public and private investment funds, as well as his past experience serving on the boards of directors of numerous exchange-listed and private companies, are among the attributes that led to the conclusion that Mr. Hunt should serve as the Chairman of the Company’s board of directors.

Independent directors

David K. Downes, 70, Independent Director of the Company. Mr. Downes is currently the Independent Chairman of GSK Domestic Employee Benefit Trust (since 2006), the Chief Executive Officer and board member of Community Capital Management, an investment management company (since 2004), and the President of The Community Reinvestment Act Qualified Investment Fund, an investment management company; since 2004. From 1993 to 2003, Mr. Downes was Chief Operating Officer and Chief Financial Officer of Lincoln National Investment Companies, Inc., a subsidiary of Lincoln National Corporation, and Delaware Investments U.S., Inc., an investment management subsidiary of Lincoln National Corporation, President, Chief Executive Officer and Trustee of Delaware Investment Family of Funds, President and Board Member of Lincoln National Convertible Securities Funds, Inc. and the Lincoln National Income Funds, TDC and Chairman and Chief Executive Officer of Retirement Financial Services, Inc., a registered transfer agent and investment adviser and a subsidiary of Delaware Investments U.S., Inc. From 1995 to 2003, Mr. Downes was President and Chief Executive Officer of Delaware Service Company, Inc. and from 1985 to 1992 held the roles of Chief Administrative Officer, Chief Financial Officer, Vice Chairman and Director of Equitable Capital Management Corporation, an investment subsidiary of Equitable Life Assurance Society. Mr. Downes was Corporate Controller of Merrill Lynch & Co., Inc. from 1977 to 1985. Prior to that, he held positions with Colonial Penn Group, Inc., and Price Waterhouse & Company. Mr. Downes was in the United States Marine Corps from 1957 to 1959. He currently serves as a director of Internet Capital Group, an information technology company (since October 2003); and oversees 64 portfolios as a trustee of various funds in the OppenheimerFunds complex. Mr. Downes has a BS from Pennsylvania State University. Mr. Downes’ experience as the Chief Executive Officer and a board member of an investment management business, as well as his prior experience as Chief Operating Officer and Chief Financial Officer of an investment management business, are among the attributes that led to the conclusion that Mr. Downes should serve on the Company’s board of directors.

Nancy Hawthorne, 58, Independent Director of the Company. Since August 2001, Ms. Hawthorne has served as Chair and Chief Executive Officer of Clerestory LLC, a financial advisory and investment firm. Prior to that, from 1997 to 1998, Ms. Hawthorne served as Chief Executive Officer and Managing Partner of Hawthorne, Krauss & Associates, LLC, a provider of consulting services to corporate management, and as Chief Financial Officer and Treasurer of Continental Cablevision, a cable television company, from 1982 to 1997. Ms. Hawthorne also serves as the lead independent director for Avid Technologies, where she served as interim Chief Executive Officer from August 2007 through December 2007, and is a director of the Metropolitan Series Fund, Inc., a family of mutual funds established by the Metropolitan Life Insurance Company. Ms. Hawthorne has a BA from Wellesley College and an MBA from Harvard Business School. Ms. Hawthorne’s experience as Chair and Chief Executive Officer of a financial advisory and investment firm, as well as her service as lead independent director of an operating company and director of a mutual fund are among the attributes that led to the conclusion that Ms. Hawthorne should serve on the Company’s board of directors.

Keith W. Hughes, 63, Lead Independent Director of the Company. Mr. Hughes has been a management consultant to domestic and international financial institutions since April 2001. He previously served as Vice Chairman of Citigroup Inc., a commercial banking firm, in New York City from November 2000 to April 2001. Additionally, his experience includes Chairman and Chief Executive Officer of Associates First Capital Corporation, a consumer and commercial finance firm, in Dallas from February 1995 through November 2000. He is a director of Fidelity National Information Services, Inc., a financial industry technology and services provider. Mr. Hughes holds BS and MBA degrees from Miami University in Ohio. Mr. Hughes’ experience as Vice Chairman of a commercial banking firm and Chairman and Chief Executive Officer of a consumer and commercial finance firm, as well as his experience as a management consultant, are among the attributes that led to the conclusion that Mr. Hughes should serve on the Company’s board of directors.

John A. Sommers, 71, Independent Director of the Company. Mr. Sommers is a Managing Principal of Income Research & Management, or IR&M, which he co-founded in 1987. IR&M is an investment grade fixed-income advisory firm for institutional and private clients, with $22 billion of assets under management. Prior to IR&M, he was Director of Fixed Income at the Putnam Companies, or Putnam (now Putnam Investments), an investment advisory firm, where he was responsible for over $20 billion in fixed income assets. Mr. Sommers joined Putnam in 1976 and actively managed fixed income portfolios until 1985, when he was named President and Chief Executive Officer of Putnam Advisory Company, LLC, an investment advisory firm. Prior to his work at Putnam, Mr. Sommers was a Partner and Director of Fixed Income Sales and Trading at Loeb, Rhoades & Co., an investment banking and securities firm, and a Director at F.S. Smithers & Co., an investment banking firm, and an officer in the National Bank Division of the Irving Trust Company. Mr. Sommers has a BA from Bucknell University and an MBA from NYU. Mr. Sommers’ experience as a Co-founder and Managing Principal of an independent investment management firm, as well as his portfolio management experience with an asset management firm, are among the attributes that led to the conclusion that Mr. Sommers should serve on the Company’s board of directors.

David P. Southwell, 49, Independent Director of the Company. Mr. Southwell is currently an Executive Vice President and the Chief Financial Officer of Human Genome Sciences, Inc. Mr. Southwell served as Executive Vice President and Chief Financial Officer of Sepracor Inc., a pharmaceutical company, from October 1995 to May 2008, and served as its Senior Vice President and Chief Financial Officer from July 1994 to October 1995. From August 1984 to July 1986 and from September 1988 until July 1994, Mr. Southwell was associated with Lehman Brothers, a financial-services firm, in various positions within the investment banking division, including in the position of Vice President. Mr. Southwell is also a director of PTC Therapeutics, Inc., a biopharmaceutical company, a director of Panel Intelligence LLC, a market research firm, Chairman of the Board of Directors of Biosphere Medical, Inc., a pharmaceutical company, a former director of Human Genome Sciences, Inc., a pharmaceutical company, and serves on the Advisory Board of the Tuck School of Business at Dartmouth College. Mr. Southwell has a BA from Rice University and an MBA from the Tuck School of Business at Dartmouth College. Mr. Southwell’s experience as an officer of several public operating companies, as well as his experience with a financial services firm, are among the attributes that led to the conclusion that Mr. Southwell should serve on the Company’s board of directors.

Executive officers who are not directors

Sam W. Tillinghast, 47, Co-President and Chief Risk Officer of the Company and of THL Credit Advisors. Mr. Tillinghast is also Co-President of THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Mr. Tillinghast was formerly the head of the Private Placement Group for AIG. Mr. Tillinghast joined AIG with the acquisition of SunAmerica Inc. in January 1999, and successfully integrated the private debt investment groups of SunAmerica, AIG and American General (acquired by AIG in 2001). Mr. Tillinghast was responsible for the initiative to build a mezzanine and high-yield private placement team. By 2006, Mr. Tillinghast was responsible for a $28 billion private debt portfolio. While at SunAmerica, where he joined in 1988, Mr. Tillinghast was Executive Vice President of SunAmerica Corporate Finance and his investment experience included corporate bonds, securitizations, leveraged loans, CDOs, portfolio acquisitions, and equipment leasing. He is a former member of the board of directors of Falcon Financial, LLC. Mr. Tillinghast received his BS in finance at the University of South Alabama and his MBA from the University of Texas at Austin.

W. Hunter Stropp, 39, Co-President of the Company and of THL Credit Advisors. Mr. Stropp is also Co-President of THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Mr. Stropp served as a Vice President and Investment Manager in the Private Equity Group of GE Asset Management Inc. from 2000 to 2007. Mr. Stropp previously served in private equity and business development at Koch Industries, Inc. Mr. Stropp has served on the boards of directors of Octane Fitness LLC, HB&G Building Products, Inc., Homegrown Natural Foods, Inc. and Coast Crane Company, Inc. Mr. Stropp began his career as a consultant at Arthur Anderson LLP. Mr. Stropp holds an MBA from Texas A&M University and BA’s in economics and political science from the University of Texas at Austin.

Terrence W. Olson, 42, Chief Financial Officer, Chief Operating Officer, interim Secretary, interim Chief Compliance Officer and Treasurer of the Company and Chief Financial Officer and Chief Operating Officer of THL Credit Advisors. Mr. Olson is also the Chief Financial Officer and Chief Operating Officer of THL Credit Group, L.P., an investment advisor affiliated with the Company. Prior to February 2008, Mr. Olson spent ten years at Highland Capital Partners, or Highland, a venture capital firm, where he served as Director of Finance and was responsible for the financial, tax and operational matters for Highland’s funds as well global activities in Europe and China. Before joining Highland, Mr. Olson was a Senior Manager at the accounting firm of PricewaterhouseCoopers LLP where he worked with public and private companies in the financial services and technology sectors between 1989 and 1998. Mr. Olson holds a BS in accounting from Boston College.

Committees of the Board of Directors

Our board of directors currently has two committees: an audit committee and a governance committee.

Audit Committee. The audit committee operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the board of directors in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of our financial statements, the adequacy of our system of internal controls, the review of the independence and performance of, as well as communicate openly with, our registered public accounting firm, the performance of our internal audit function and our compliance with legal and regulatory requirements. The audit committee is presently composed of four persons, including David Downes (Chairperson), Nancy Hawthorne, John A. Sommers and David Southwell, all of whom are considered independent for purposes of the 1940 Act and The NASDAQ Global Select Market listing standards. Our board of directors has determined that each member of our audit committee is an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934. In addition, each member of our audit committee meets the current independence and experience requirements of Rule 10A-3 of the Securities Exchange Act of 1934 and, in addition, is not an “interested person” of the Company or of THL Credit Advisors as defined in Section 2(a)(19) of the 1940 Act.

Governance Committee. The governance committee operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the governance committee, including making nominations for the appointment or election of independent directors, personnel training policies and administering the provisions of the code of ethics applicable to the independent directors. The governance committee consists of David Southwell (Chairperson) and Keith Hughes, both of whom are considered independent for purposes of the 1940 Act and The NASDAQ Global Select Market listing standards.

The Governance Committee seeks to identify individuals to serve on the board who have a diverse range of viewpoints, qualifications, experiences, backgrounds and skill sets so that the Board will be better suited to fulfill its responsibility of overseeing the Company’s activities. In so doing, the Governance Committee reviews the size of the board and the knowledge, experience, skills, expertise and diversity of the directors in light of the issues facing the Company in determining whether one or more new directors should be added to the board. The Governance Committee believes that the directors as a group possess the array of skills, experiences and backgrounds necessary to guide the Company. The director biographies included herein highlight the diversity and breadth of skills, qualifications and expertise that the directors bring to the Company. The Governance Committee does not currently consider stockholder nominees for the office of director.

Compensation Committee. We will not have a compensation committee because our executive officers will not receive any direct compensation from us.

Day-to-day risk management with respect to the Company is the responsibility of THL Credit Advisors or other service providers (depending on the nature of the risk) subject to the supervision of THL Credit Advisors. The Company is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. While there are a number of risk management functions performed by THL Credit Advisors and the other service providers, as applicable, it is not possible to eliminate all of the risks applicable to the Company. Risk oversight is part of the board’s general oversight of the Company and is addressed as part of various board and committee activities. The board, directly or through a committee, also reviews reports from, among others, management, the independent registered public accounting firm for the Company and internal accounting personnel for THL Credit Advisors, as appropriate, regarding risks faced by the Company and management’s or the service provider’s risk functions. The committee system facilitates the timely and efficient consideration of matters by the directors, and facilitates effective oversight of compliance with legal and regulatory requirements and of the Company’s activities and associated risks. Pending the appointment of a permanent Chief Compliance Officer, the board has appointed an interim Chief Compliance Officer, who oversees the implementation and testing of the Company’s compliance program and reports to the board regarding compliance matters for the Company and its service providers. The independent directors have engaged independent legal counsel to assist them in performing their oversight responsibilities.

Compensation of Directors

As compensation for serving on our board of directors, we pay each independent director an annual fee of $35,000. We also pay our independent directors $10,000 per regular board meeting attended in person or by telephone, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with in-person attendance at such meeting and $1,500 per ad-hoc board meeting attended in person or by telephone, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with in-person attendance at such meeting. In addition, we pay the Chairperson of the audit committee an annual fee of $25,000 and each chairperson of any other committee an annual fee of $10,000 and other members of the audit committee and any other standing committee an annual fee of $12,500 and $6,000, respectively, for their additional services in these capacities. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of THL Credit Advisors, pursuant to the terms of the investment management agreement and the administration agreement. Each of our executive officers described under “Management” is an employee of THL Credit Advisors. Our day-to-day investment operations are managed by our investment advisor. The services necessary for the origination and administration of our investment portfolio are provided by investment professionals employed by THL Credit Advisors. THL Credit Advisors’ investment professionals focus on origination and transaction development and the ongoing monitoring of our investments. See “The Advisor—Investment Management Agreement.” In addition, we reimburse THL Credit Advisors for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers and their respective staffs. See “The Advisor—Administration Agreement.”

Compensation of Executive Officers

None of our officers will receive direct compensation from us. We expect to retain a chief compliance officer promptly after completion of this offering. Terrence W. Olson will serve as our interim Chief Compliance Officer until our board of directors has approved a permanent chief compliance officer. The compensation of our chief financial officer and chief compliance officer, once retained, will be paid by our administrator, subject to reimbursement by us of an allocable portion of such compensation for services rendered by him or her to us. To the extent that our administrator outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to the administrator.

CERTAIN RELATIONSHIPS

We have entered into an investment management agreement and an administration agreement with THL Credit Advisors. We expect to benefit from THL Credit Advisors’ relationship with THL Partners as THL Credit Advisors will have access to the contacts and industry knowledge of THL Partners’ investment team to enhance its transaction sourcing capabilities and will also be able to consult with the THL Partners’ investment team on specific industry issues, trends and other matters to complement our investment process. Our senior management team holds equity interests in THL Credit Advisors and in an affiliated entity that manages THL Credit Opportunities, a private fund with $162.6 million in funded capital commitments and a remaining investment period of more than two years. Upon completion of this offering, it is expected that THL Credit Opportunities will restrict its activities to its remaining portfolio, which will consist of one investment in senior loans. In addition, THL Credit Advisors may in the future manage investment funds with investment objectives similar to ours. Accordingly, we may not be given the opportunity to participate in certain investments made by such investment funds. However, THL Credit Advisors intends that in such a situation it would allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies so that we are not disadvantaged in relation to any other client, which could include pro rata, rotational or other methods of allocation. See “Risks—Risks relating to our business—Our investment advisor and its affiliates, senior management and employees have certain conflicts of interest.”

We and THL Credit Advisors have entered into a license agreement with THL Partners under which THL Partners has granted to us and THL Credit Advisors a non-exclusive, personal, revocable worldwide non-transferable license to use the trade name and service mark THL, which is a proprietary mark of THL Partners, for specified purposes in connection with our respective businesses. The license agreement is terminable either in its entirety or with respect to us or THL Credit Advisors by THL Partners at any time in its sole discretion upon 60 days prior written notice, and is also terminable with respect to either us or THL Credit Advisors by THL Partners in the case of certain events of non-compliance. After the expiration of its first one year term, the entire license agreement is terminable by either us or THL Credit Advisors at our or its sole discretion upon 60 days prior written notice. Upon termination of the license agreement, we and THL Credit Advisors must cease to use the name and mark THL, including any use in our respective legal names, filings, listings and other uses that may require us to withdraw or replace our names and marks. Other than with respect to the limited rights contained in the license agreement, we and THL Credit Advisors have no right to use, or other rights in respect of, the THL name and mark. We are an entity operated independently from THL Partners, and third parties who deal with us have no recourse against THL Partners.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there will be 4,140,033 shares of common stock outstanding and two stockholders of record. At that time, we will have no other shares of capital stock outstanding. The following table sets out certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote 5% or more of our outstanding common stock and all officers and directors as a group.

		Percentage of common stock outstanding
		Immediately prior to this offering(1)		Immediately after this offering(2)
Name and address	Type of ownership	Shares owned	Percentage	Shares owned	Percentage
THL Credit Opportunities, L.P.(4)(5)	Record and beneficial	6,700	0.2%	6,700	*	%
THL Credit Partners BDC Holdings, L.P.(4)(6)	Record and beneficial	4,133,333	99.8%	9,600,000	38.4%
All officers and directors as a group ( persons)(3)	Record and beneficial	None	0.0%		*	%

(1)	Assumes issuance of 4,133,333 shares of common stock in exchange for the Initial Portfolio Assets.
(2)	Assumes issuance of shares of common stock offered hereby. Does not reflect shares of common stock reserved for issuance upon exercise of the underwriters’ overallotment option.
(3)	The address for each of the directors is c/o THL Credit, Inc., 100 Federal Street, 31st Floor, Boston, Massachusetts 02110.
(4)	Organized as a Delaware limited partnership.
(5)	THL Credit Partners GP, L.P., in its capacity as general partner of THL Credit Opportunities, has the power to vote (or direct the vote) and to dispose of the shares of common stock of THL Credit, Inc. held by THL Credit Opportunities. The general partner of THL Credit Partners GP, L.P. is THL Credit Group GP, LLC, which in turn is controlled by certain THL Credit Principals and by THLP Debt Partners, L.P. The general partner of THLP Debt Partners, L.P. is THLP Debt Advisors, LLC, which in turn is controlled by certain individuals and partners affiliated with THL Partners.
(6)	THL Credit Partners BDC Holdings, GP, L.P., in its capacity as general partner of THL Credit Partners BDC Holdings, L.P., has the power to dispose of the shares of common stock of THL Credit, Inc. owned by THL Credit Partners BDC Holdings, L.P., but not to vote or direct the voting of such shares, which must be voted in the same manner as other shareholders of THL Credit, Inc. vote their shares. The general partner of THL Credit Partners BDC Holdings, GP, L.P., is owned in the same manner as described in note (5) for the general partner of THL Credit Partners GP, L.P.

*	Represents less than 0.1%.

The following table sets out the dollar range of our equity securities beneficially owned by each of our directors. We are not part of a “family of investment companies,” as that term is defined in the 1940 Act.

Name of Director	Dollar Range of Equity Securities in THL Credit, Inc.(1)

Interested Director

James K. Hunt

Independent Directors

David K. Downes

Nancy Hawthorne

Keith W. Hughes

John A. Sommers

David P. Southwell

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

THE ADVISOR

THL Credit Advisors will serve as our investment advisor. THL Credit Advisors has filed an application to be registered as an investment advisor under the Investment Advisers Act of 1940. Subject to the overall supervision of our board of directors, THL Credit Advisors will manage the day-to-day operations of, and provide investment advisory and management services to, THL Credit, Inc. The address of THL Credit Advisors is 100 Federal Street, Boston, Massachusetts 02110.

Portfolio managers

The members of THL Credit Advisors’ investment committee are our portfolio managers. The investment committee currently consists of James K. Hunt, Sam W. Tillinghast, Gregory S. Hammer, W. Hunter Stropp, Christopher J. Flynn and Kunal M. Soni. Biographical information with respect to Messrs. Hunt, Tillinghast and Stropp is set forth under “Management of the Company—Biographical information.”

Gregory S. Hammer, 42, Managing Director of THL Credit Advisors. Mr. Hammer is also a Managing Director of THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Mr. Hammer previously was a Managing Director at AIG where he co-headed the Leveraged Capital Group from February 2004 until May 2007. During 2002 and 2003, Mr. Hammer was co-head of the Corporate Private Placement Group at AIG. Previously, Mr. Hammer was a Managing Director at SunAmerica Corporate Finance (acquired by AIG in 1999) where he worked since 1996 investing in private corporate debt, private asset-backed securities and structured lease transactions. Before joining SunAmerica, Mr. Hammer worked at American General Corporation (acquired by AIG in 2001) where he invested in corporate private placements and public investment grade and high-yield fixed income securities. Previously, Mr. Hammer was a consultant and auditor at Kenneth Leventhal & Co. Mr. Hammer earned his MBA with a concentration in finance from the University of Texas at Austin, and he received his BBA with a major in accounting from Southern Methodist University.

Christopher J. Flynn, 37, Managing Director of THL Credit Advisors. Mr. Flynn is also a Managing Director of THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Mr. Flynn was previously a Vice President at AIG in the Leveraged Capital Group, where he was responsible for originating and underwriting mezzanine investments. Mr. Flynn joined AIG in February 2005 after working for Black Diamond Capital Management, a hedge fund with offices in Illinois and Connecticut. Mr. Flynn was a Senior Financial Analyst at Black Diamond where he was responsible for underwriting new debt investment opportunities as well as monitoring a portfolio of leveraged loans. From 2000 to 2003, Mr. Flynn worked in a variety of roles at GE Capital, lastly as an Assistant Vice President within the Capital Markets Syndication Group. Prior to joining GE Capital, Mr. Flynn worked at BNP Paribas as a financial analyst and at Bank One as a commercial banker. Mr. Flynn earned his MBA with a concentration in finance and strategy from Northwestern University’s Kellogg Graduate School of Business and his BA in Finance from DePaul University.

Kunal M. Soni, 33, Managing Director of THL Credit Advisors. Mr. Soni is also a Managing Director of THL Credit Group, L.P. an investment advisory firm affiliated with the Company. Previously, Mr. Soni was a Principal at Bison Capital, a non-control private equity fund based in Los Angeles, California from 2005 to 2007. Prior to Bison Capital, Mr. Soni was in the Los Angeles office of J.P. Morgan’s Investment Banking Division from 2003 to 2005 where his responsibilities included originating, analyzing and executing a broad range of financing and merger and acquisition transactions. Prior to J.P. Morgan, he worked in the Transaction Services and Audit practices for KPMG LLP from 1999 to 2003. Mr. Soni’s responsibilities in the Transaction Services practice included conducting financial and strategic due diligence for institutional investors, private equity firms and strategic buyers in connection with merger and acquisition transactions. Mr. Soni began his career in the audit practice of KPMG LLP. Mr. Soni earned a BA from Emory University.

The compensation of the members of the Investment Committee paid by THL Credit Advisors includes an annual base salary, in certain cases an annual bonus based on an assessment of short-term and long-term performance, and a portion of the incentive fee, if any, paid to THL Credit Advisors determined on the same basis as the annual bonus. In addition, the investment committee members have equity interests in THL Credit

Advisors and may receive distributions of profits in respect of those interests. THL Credit Advisors has employment agreements with the members of the Investment Committee, which contain confidentiality, nonsolicitation and, in most cases, noncompetition provisions to assist THL Credit Advisors in retaining their services.

Our investment team also includes Scott V. Turco, Howard Wu and Walter Chung, who focus on the origination and transaction analysis and diligence and ongoing monitoring of our investments:

Scott V. Turco, 32, Director of THL Credit Advisors. Mr. Turco is also a Director at THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Previously, Mr. Turco worked at Plainfield Asset Management, LLC, a multi-strategy hedge fund and BDC, in 2007, where he was responsible for originating, structuring, and evaluating investments throughout the capital structure of middle market companies. Prior to Plainfield, Mr. Turco worked at Gabelli & Company, Inc., an investment advisory firm and broker-dealer, from 2002 to 2005, where he was responsible for originating, researching and advising hedge fund and mutual fund clients on equity and preferred equity investments in public, and to a lesser extent, private companies. Earlier in his career, Mr. Turco worked at Bear, Stearns & Co. Inc., from 2001 to 2002, in the Institutional Equity Group. Mr. Turco earned an A.B. from Harvard College and an M.B.A. from the Tuck School of Business at Dartmouth College.

Howard Wu, 31, Vice President of THL Credit Advisors. Mr. Wu is also a Vice President at THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Previously, Mr. Wu worked in the Corporate Finance department at Yahoo! Inc., an internet services company, from 2005 to 2007, where he executed mergers & acquisitions and strategic partnerships. He was previously in the Investment Banking Division at Bear, Stearns & Co. in San Francisco and Los Angeles from 2002 to 2005. Mr. Wu holds a B.A. in Economics from the University of California, Berkeley.

Walter Chung, 29, Assistant Vice President of THL Credit Advisors. Mr. Chung is also an Assistant Vice President at THL Credit Group, L.P., an investment advisory firm affiliated with the Company. Previously, Mr. Chung worked in the Corporate Finance department at Libra Securities, an investment bank, from 2006 to 2009 where he executed private placements and mergers & acquisitions. Prior to Libra Securities, he worked in the Corporate Finance department at FTI Consulting, Inc., a business advisory firm, from 2005 to 2006 and in the Assurance & Advisory practice at Ernst & Young, LLP, an accounting firm, from 2003 to 2005. Mr. Chung holds a B.A. in Business Economics and a minor in Accounting from the University of California, Los Angeles.

Investment management agreement

Under the terms of our investment management agreement, THL Credit Advisors will:

•	determine the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identify, evaluate and negotiate the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•	close, monitor and administer the investments we make, including the exercise of any voting or consent rights.

THL Credit Advisors’ services under the investment management agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Pursuant to our investment management agreement, we will pay THL Credit Advisors a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee.

Management Fee. The base management fee will be calculated at an annual rate of 1.5% of our gross assets payable quarterly in arrears on a calendar quarter basis. For purposes of calculating the base management fee, “gross assets” is determined without deduction for any liabilities. For the first quarter of our operations, the base management fee will be calculated based on the initial value of our gross assets. Subsequently, the base management fee will be calculated based on the value of our gross assets at the end of the most recently completed calendar quarter, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial quarter will be appropriately pro rated.

Incentive Fee. The incentive fee will have two components, ordinary income and capital gains, calculated as follows:

The ordinary income component will be calculated and payable quarterly in arrears based on our preincentive fee net investment income for the immediately preceding calendar quarter, subject to a total return requirement and deferral of non-cash amounts, and will be 20.0% of the amount, if any, by which our preincentive fee net investment income, expressed as a rate of return on the value of our net assets attributable to our common stock, for the immediately preceding calendar quarter exceeds a 2.0% (which is 8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our investment advisor receives no incentive fee until our preincentive fee net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up,” 100% of our preincentive fee net investment income with respect to that portion of such preincentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if preincentive fee net investment income exceeds 2.5% in any calendar quarter, our investment advisor will receive 20.0% of our preincentive fee net investment income as if a hurdle rate did not apply. For this purpose, preincentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial assistance and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement (as defined below), and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee and any offering expenses and other expenses not charged to operations but excluding certain reversals to the extent such reversals have the effect of reducing previously accrued incentive fees based on the deferral of non-cash interest). Preincentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of our preincentive fee net investment income for such calendar quarter and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the amount, if positive, of the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to THL Credit Advisors, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Any reversal of such accounts would reduce net income for the quarter by the net amount of the reversal (after taking into account the reversal of incentive fees payable) and would result in a reduction and possibly elimination of the incentive fees for such quarter. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle and there is no delay of payment if prior quarters are below the quarterly hurdle.

Preincentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss, subject to the total return requirement and deferral of non-cash amounts. For example, if we receive preincentive fee net investment income in excess of the quarterly minimum hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses. Our net investment income used to calculate this component of the incentive fee is also included in the amount of our gross assets used to calculate the 1.5% base management fee. These calculations will be appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income (expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income allocated to first component of incentive fee

The capital gains component of the incentive fee will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment management agreement, as of the termination date), commencing on December 31, 2010, and will equal 20.0% of our cumulative aggregate realized capital gains from inception through the end of that calendar year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gains incentive fees, provided that the incentive fee determined as of December 31, 2010 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation for the period ending December 31, 2010. If such amount is negative, then no capital gains incentive fee will be payable for such year. Additionally, if the investment management agreement is terminated as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Portion of Incentive Fee before Total Return Requirement Calculation:

Assumptions

•	Hurdle rate(1) = 2.00%

•	Management fee(2) = 0.375%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.40%

Alternative 1

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 1.25%

•	Pre-incentive fee net investment income (investment income—(management fee + other expenses)) = 0.475%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 2.90%

•	Preincentive fee net investment income (investment income - (management fee + other expenses)) = 2.125%

Preincentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee.

Incentive fee = (100% × “Catch-Up”) + (the greater of 0% AND (20.0% × (preincentive fee net investment income - 2.5%)))

= (100.0% x (preincentive fee net investment income - 2.00%)) +0%

= (100.0% x (2.125% - 2.00%))

= 100% x 0.125%

= 0.125%

Alternative 3

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.50%

•	Preincentive fee net investment income (investment income - (management fee + other expenses)) = 2.725%

Preincentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee = (100% × “Catch-Up”) + (the greater of 0% AND (20.0% × (preincentive fee net investment income - 2.5%)))

= (100% × (2.5% - 2.0%)) + (20.0% × (2.725% - 2.5%))

= 0.5% + (20.0% × 0.225%)

= 0.5% + 0.045%

= 0.545%

(1)	Represents 8.0% annualized hurdle rate.
(2)	Represents 1.5% annualized management fee.
(3)	Excludes organizational and offering expenses.

Example 2: Income Portion of Incentive Fee with Total Return Requirement Calculation:

Assumptions

•	Hurdle rate (1) = 2.00%

•	Management fee (2) = 0.375%

•	Other expenses (legal, accounting, transfer agent, etc.) (3) = 0.40%

•	Cumulative incentive compensation accrued and/or paid for preceding 11 calendar quarters = $9,000,000

Alternative 1

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.50%

•	Preincentive fee net investment income (investment income – (management fee + other expenses)) = 2.725%

•	20.0% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $8,000,000

Although our preincentive fee net investment income exceeds the hurdle rate of 2.0% (as shown in Alternative 3 of Example 1 above), no incentive fee is payable because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters did not exceed the cumulative incentive fees accrued and/or paid for the preceding 11 calendar quarters.

Alternative 2

Additional Assumptions

•	Investment Income (including interest, dividends, fees, etc.) = 3.50%

•	Preincentive fee net investment income (investment income – (management fee + other expenses)) = 2.725%.

•	20% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $10,000,000

Because our preincentive fee net investment income exceeds the hurdle rate of 2.0% and because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the preceding 11 calendar quarters, an incentive fee would be payable, as shown in Alternative 3 of Example 1 above.

(1)	Represents 8.0% annualized hurdle rate.
(2)	Represents 1.5% annualized management fee.
(3)	Excludes organizational and offering expenses.

Example 3: Capital Gains Portion of Incentive Fee:

Alternative 1:

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

•	Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

•	Year 3: FMV of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

•	Year 1: None

•	Year 2: Capital gains incentive fee of $6.0 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)

•	Year 3: None; $5.0 million (20.0% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6.0 million (previous capital gains fee paid in Year 2)

•	Year 4: Capital gains incentive fee of $200,000; $6.20 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6.0 million (capital gains fee paid in Year 2)

Alternative 2

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

•	Year 4: FMV of Investment B determined to be $35 million

•	Year 5: Investment B sold for $20 million

The capital gains portion of the incentive fee would be:

•	Year 1: None

•

Year 2: Capital gains incentive fee of $5.0 million; 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B)

•

Year 3: Capital gains incentive fee of $1.4 million; $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation on Investment B)) less $5.0 million capital gains fee received in Year 2

•	Year 4: None

•

Year 5: None; $5.0 million of capital gains incentive fee (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3

Payment of our expenses

All investment professionals and staff of THL Credit Advisors, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services (including health insurance, 401(k) plan benefits, payroll taxes and other compensation related matters), will be provided and paid for by THL Credit Advisors. We will bear all other costs and expenses of our operations and transactions, including those relating to:

•	our organization;

•	calculating our net asset value and net asset value per share (including the cost and expenses of any independent valuation firm);

•

expenses, including travel expense, incurred by THL Credit Advisors or payable to third parties in performing due diligence on prospective portfolio companies, monitoring our investments and, if necessary, enforcing our rights;

•	interest payable on debt, if any, incurred to finance our investments;

•	the costs of this and all future offerings of common shares and other securities, if any;

•	the base management fee and any incentive management fee;

•	distributions on our shares;

•	administration fees payable under our administration agreement;

•	transfer agent and custody fees and expenses;

•	the allocated costs incurred by THL Credit Advisors as our Administrator in providing managerial assistance to those portfolio companies that request it;

•	amounts payable to third parties relating to, or associated with, evaluating, making and disposing of investments;

•	brokerage fees and commissions;

•	registration fees;

•	listing fees;

•	taxes;

•	independent director fees and expenses;

•	costs of preparing and filing reports or other documents with the SEC;

•	the costs of any reports, proxy statements or other notices to our stockholders, including printing costs;

•	costs of holding stockholder meetings;

•	our fidelity bond;

•	directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	litigation, indemnification and other non-recurring or extraordinary expenses;

•	direct costs and expenses of administration and operation, including audit and legal costs;

•	dues, fees and charges of any trade association of which we are a member; and

•

all other expenses reasonably incurred by us or the Administrator in connection with administering our business, such as the allocable portion of overhead under our administration agreement, including rent and other allocable portions of the cost of certain of our officers and their respective staffs.

We will reimburse THL Credit Advisors for costs and expenses incurred by THL Credit Advisors for office space rental, office equipment and utilities allocable to the performance by THL Credit Advisors of its duties under the investment management agreement, as well as any costs and expenses incurred by THL Credit Advisors relating to any non-investment advisory, administrative or operating services provided by THL Credit Advisors to us or in the form of managerial assistance to portfolio companies that request it.

From time to time, THL Credit Advisors may pay amounts owed by us to third party providers of goods or services. We will subsequently reimburse THL Credit Advisors for such amounts paid on our behalf.

Limitation of liability and indemnification

The investment management agreement provides that THL Credit Advisors and its officers, directors, employees and affiliates are not liable to us or any of our stockholders for any act or omission by it or its employees in the supervision or management of our investment activities or for any loss sustained by us or our stockholders, except that the foregoing exculpation does not extend to any act or omission constituting willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations under the investment management agreement. The investment management agreement also provides for indemnification by us of THL Credit Advisors’ members, directors, officers, employees, agents and control persons for liabilities incurred by it in connection with their services to us, subject to the same limitations and to certain conditions.

Board approval of the investment management agreement

Our board of directors held an in-person meeting on March 30, 2010, in order to consider and approve our investment management agreement. In its consideration of the investment management agreement, the board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by our investment advisor, THL Credit Advisors; (b) comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives; (c) our projected operating expenses and expense ratio compared to business development companies with similar investment objectives; (d) any existing and potential sources of indirect income to THL Credit Advisors or the Administrator from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment management agreement; (f) the organizational capability and financial condition of THL Credit Advisors and its affiliates; (g) THL Credit Advisors’ practices regarding the selection and compensation of brokers that may execute our portfolio transactions and the brokers’ provision of brokerage and research services to our investment advisor; and (h) the possibility of obtaining similar services from other third party service providers or through an internally managed structure.

Based on the information reviewed and the discussions, the board of directors, including a majority of the non-interested directors, concluded that the investment management fee rates are reasonable in relation to the services to be provided.

Duration and termination

The investment management agreement was approved by our board of directors on March 30, 2010. Unless terminated earlier as described below, it will continue in effect for a period of two years from its effective date. It will remain in effect from year to year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The investment management agreement will automatically terminate in the event of its assignment. The investment management agreement may be terminated by either party without penalty upon not less than 60 days written notice to the other. Any termination by us must be authorized either by our board of directors or by vote of our stockholders. See “Risks—Risks relating to our business and structure—We are dependent upon senior management personnel of our investment advisor for our future success, and if our investment advisor is unable to hire and retain qualified personnel or if our investment advisor loses any member of its senior management team, our ability to achieve our investment objective could be significantly harmed.”

The investment management agreement was approved by our sole stockholder on April 1, 2010.

Administration agreement

We have entered into an administration agreement with the Administrator, which we refer to as the “administration agreement,” under which the Administrator provides administrative services to us. For providing these services, facilities and personnel, we reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of certain of our officers and their respective staffs.

From time to time, the Administrator may pay amounts owed by us to third-party providers of goods or services. We will subsequently reimburse the Administrator for such amounts paid on our behalf.

Additionally, at our request, the Administrator will provide on our behalf significant managerial assistance to our portfolio companies to which we are required to provide such assistance.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares of common stock outstanding at the date as of which the determination is made.

In calculating the value of our total assets, investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or one or more broker-dealers or market makers. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Debt and equity securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Because we expect that there will not be a readily available market value for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith under the direction of our board of directors in accordance with a documented valuation policy that has been reviewed and approved by our board of directors. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. See “Risks—A substantial portion of our portfolio investments may be recorded at fair value as determined in good faith by or under the direction of our board of directors and, as a result, there may be uncertainty regarding the value of our portfolio investments.”

With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment;

•	preliminary valuation conclusions are then documented and discussed with senior management of THL Credit Advisors;

•

to the extent determined by the audit committee of our board of directors, independent valuation firms engaged by our board of directors conduct independent appraisals and review THL Credit Advisors’ preliminary valuations and their own independent assessment;

•

the audit committee of our board of directors reviews the preliminary valuations of THL Credit Advisors and independent valuation firms and responds and supplements the valuation recommendation of the independent valuation firm to reflect any comments; and

•

our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of THL Credit Advisors, the respective independent valuation firms and the audit committee.

The types of factors that we may take into account in fair value pricing our investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.

In September, 2006, the Financial Accounting Standards Board issued guidance related to Fair Value Measurements. This guidance defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

On October 10, 2008, revised guidance, which is now part of ASC 820—Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, was issued. This revised guidance provides examples of how to determine fair value in a market that is not active. It did not change the fair value measurement principles set forth in ASC 820. Furthermore, on April 9, 2009, the FASB issued additional revised guidance which provides information on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. According to this guidance in the above circumstances, more analysis and significant adjustments to transaction or quoted prices may be necessary to estimate fair value. In addition, it requires disclosure of any changes in valuation techniques and related inputs resulting from the application. The total effect of the change in valuation techniques and related inputs must also be disclosed by major asset category.

Determinations in connection with offerings

In connection with certain offerings of shares of our common stock, our board of directors or one of its committees may be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made. Our board of directors or the applicable committee will consider the following factors, among others, in making any such determination:

•	the net asset value of our common stock most recently disclosed by us in the most recent periodic report that we filed with the SEC;

•

our investment advisor’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending two days prior to the date of the sale of our common stock; and

•

the magnitude of the difference between the net asset value of our common stock most recently disclosed by us and our investment advisor’s assessment of any material change in the net asset value of our common stock since that determination, and the offering price of the shares of our common stock in the proposed offering.

This determination will not require that we calculate the net asset value of our common stock in connection with each offering of shares of our common stock, but instead it will involve the determination by our board of directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or otherwise in violation of the 1940 Act.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

DIVIDEND REINVESTMENT PLAN

We are adopting an “opt in” dividend reinvestment plan. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted in” to our dividend reinvestment plan will receive cash dividends, rather than having their dividends automatically reinvested in additional shares of our common stock.

To enroll in the dividend reinvestment plan, each stockholder must notify American Stock Transfer and Trust Company LLC, the plan administrator, in writing so that notice is received by the plan administrator prior to the record date. The plan administrator will then automatically reinvest any dividends in additional shares of our common stock. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has elected to participate in the plan and may hold such shares in non-certificated form under the plan administrator’s name or that of its nominee. The number of shares to be issued to a stockholder participating in the plan will be calculated by reference to all shares of common stock owned by such stockholder, whether held in such stockholder’s plan account or elsewhere. The plan administrator will confirm to each participant each acquisition made for such participant pursuant to the plan as soon as practicable but not later than 10 business days after the date thereof; provided all shares have been purchased. Upon request by a stockholder participating in the plan received in writing not less than three days prior to the record date, the plan administrator will, instead of crediting shares to and/or carrying shares in the participant’s account, issue, without charge to the participant, a certificate registered in the participant’s name for the number of whole shares of our common stock payable to the participant and a check for any fractional share. Although each participant may from time to time have an undivided fractional interest (computed to three decimal places) in a share of our common stock, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to each participant’s account.

We will use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan at a price per share equal to the average price for all shares purchased on the open market pursuant to the plan, including brokerage commissions. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The NASDAQ Global Select Market on the valuation date fixed by our board of directors for such dividend. Market price per share on that date will be the closing price for such shares on The NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated. Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium at the time we issue new shares under the plan and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

There will be no brokerage charges to stockholders with respect to shares of common stock issued directly by us. However, each participant will pay the brokerage commissions incurred in connection with open-market purchases. The plan administrator’s fees under the plan will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a 10¢ per share brokerage commissions from the proceeds. If you have shares held through a broker, you should contact your broker to participate in the plan.

Stockholders who receive dividends in the form of stock are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their dividends in cash. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend from us will be equal to the total dollar amount of the dividend payable to the stockholder. Any stock received in a dividend will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at bottom of their statement and sending it to the plan administrator at P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by calling the plan administrator at (866) 710-4835. You will need to know your AST ten (10) digit account number and your social security number to gain access to your account. Such termination will be effective immediately if the participant’s notice is received by the plan administrator at least three days prior to any record date; otherwise, such termination will be effective only with respect to any subsequent dividend.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer and Trust Company LLC, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by telephone at (866) 710-4835.

The plan administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under the plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the plan administrator’s negligence, bad faith, or willful misconduct or that of its employees or agents.

DESCRIPTION OF SHARES

General

We were incorporated on May 26, 2009 under the laws of the state of Delaware. Under the terms of our certificate of incorporation, our authorized capital stock will consist solely of 100,000,000 shares of common stock, par value $0.001 per share, of which 6,700 shares were outstanding as of March 15, 2010, and 100,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were outstanding as of March 15, 2010. There is currently no market for our common stock, and we can offer no assurances that a market for our shares will develop in the future. We have applied to have our common stock quoted on The NASDAQ Global Select Market under the ticker symbol “TCRD.”

Common stock

Under the terms of our certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock which we may designate and issue in the future. In addition, holders of our common stock may participate in our dividend reinvestment plan.

Preferred stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The 1940 Act limits our flexibility as to certain rights and preferences of the preferred stock that our certificate of incorporation may provide and requires, among other things, that immediately after issuance and before any distribution is made with respect to common stock, we meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and our preferred stock, of at least 200%, and the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are unpaid in an amount equal to two full years of dividends on the preferred stock until all arrears are cured. The features of the preferred stock will be further limited by the requirements applicable to regulated investment companies under the Code. The purpose of authorizing our board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with providing leverage for our investment program, possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Delaware law and certain charter and bylaw provisions; anti-takeover measures

Our certificate of incorporation and bylaws provide that:

•	the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•	directors may be removed only for cause by the affirmative vote of the holders of 75% of the then outstanding shares of our capital stock entitled to vote;

•	directors may be removed with or without cause by approval of at least 66 2/3% of the “continuing” directors (as such term is defined in our certificate of incorporation); and

•

subject to the rights of any holders of preferred stock, any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The classification of our board of directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us. Our certificate of incorporation also provides that special meetings of the stockholders may only be called by our board of directors, Chairman, Vice Chairman, Chief Executive Officer or President.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our board of directors to adopt, amend or repeal our bylaws. Our bylaws generally can be amended by approval of at least 66 2/3% of the total number of continuing directors. Stockholders do not have the right to adopt, amend or repeal any of the provisions of our bylaws.

Limitations of liability and indemnification

Under our certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers; provided, however, that, except for proceedings to enforce rights to indemnification, we will not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by our board of directors. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

We have obtained liability insurance for our officers and directors.

Anti-takeover provisions

Our certificate of incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of us or to change the composition of our board of directors. This could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over us. Such attempts could have the effect of increasing our expenses and disrupting our normal operation. One of these provisions is that our board of directors will be divided into three classes, with the term of one class expiring at each annual meeting of stockholders. At each annual meeting, one class of directors is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the board of directors. A director may be removed from office only for cause by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective director. A director may be removed with or without cause by approval of at least 66 2/3% of the continuing directors.

In addition, our certificate of incorporation requires the favorable vote of a majority of our board of directors followed by the favorable vote of the holders of at least 75% of our outstanding shares of each affected class or series, voting separately as a class or series, to approve, adopt or authorize certain transactions with 10% or greater holders of a class or series of shares and their associates, unless the transaction has been approved by at least 80% of our directors, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) will be required. For purposes of these provisions, a 10% or greater holder of a class or series of shares, or a principal stockholder, refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of our voting securities.

The 10% holder transactions subject to these special approval requirements are: the merger or consolidation of us or any subsidiary of ours with or into any principal stockholder; the issuance of any of our securities to any principal stockholder for cash, except pursuant to any automatic dividend reinvestment plan; the sale, lease or exchange of all or any substantial part of our assets to any principal stockholder, except assets having an aggregate fair market value of less than 5% of our total assets, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or the sale, lease or exchange to us or any subsidiary of ours, in exchange for our securities, of any assets of any principal stockholder, except assets having an aggregate fair market value of less than 5% of our total assets, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

To convert us to a closed-end or open-end investment company, to merge or consolidate us with any entity or sell all or substantially all of our assets to any entity in a transaction as a result of which the governing documents of the surviving entity do not contain substantially the same anti-takeover provisions as are provided in our certificate of incorporation or to liquidate and dissolve us other than in connection with a qualifying merger, consolidation or sale of assets or to amend certain of the provisions relating to these matters, our certificate of incorporation requires either (i) the favorable vote of a majority of our continuing directors followed by the favorable vote of the holders of at least 75% of our then outstanding shares of each affected class or series of our shares, voting separately as a class or series or (ii) the favorable vote of at least 80% of the then outstanding shares of our capital stock, voting together as a single class. As part of any such conversion to an open-end investment company, substantially all of our investment policies and strategies and portfolio would have to be modified to assure the degree of portfolio liquidity required for open-end investment companies. In the event of our conversion to an open-end investment company, the common shares would cease to be listed on any national securities exchange or market system. Stockholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the 1940 Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. You should assume that it is not likely that our board of directors would vote to convert us to an open-end fund.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of a majority of the outstanding shares and 67% of a quorum of a majority of the outstanding shares. For the purposes of calculating “a majority of the outstanding voting securities” under our certificate of incorporation, each class and series of our shares will vote together as a single class, except to the extent required by the 1940 Act or our certificate of incorporation, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering,              shares of our common stock will be outstanding, assuming issuance of              shares in exchange for the Initial Portfolio Assets and assuming no exercise of the underwriters’ overallotment option. Of these shares,              shares of our common stock sold in this offering will be freely tradeable without restriction or limitation under the Securities Act, less that number of shares purchased by our affiliates. Any shares purchased in or prior to this offering by our affiliates will be subject to the public information, manner of sale and volume limitations of Rule 144 under the Securities Act of 1933.

We, our executive officers and directors, our other existing security holders, THL Credit Opportunities and THL Credit Partners BDC Holdings, L.P. have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Currently there are no securities convertible into, exchangeable for, exercisable for, or repayable with common stock outstanding and no such securities are anticipated to be assumed by us during the 180 day period after the date of this prospectus.

Upon expiration of any applicable lock-up periods, such shares will generally be freely tradeable in the public market, subject to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, if six months has elapsed since the date of acquisition of securities from us by our affiliates or of restricted securities from us or any of our affiliates, the holder of such securities can sell such securities; provided that the number of securities sold by such person within any three month period cannot exceed the greater of:

•	1% of the total number of securities then outstanding; or

•	the average weekly trading volume of our securities during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. If one year has elapsed since the date of acquisition of restricted securities from us or any of our affiliates and the holder is not one of our affiliates at any time during the three months preceding the proposed sale, such person can sell such securities in the public market under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. No assurance can be given as to (1) the likelihood that an active market for our common stock will develop, (2) the liquidity of any such market, (3) the ability of our stockholders to sell our securities or (4) the prices that stockholders may obtain for any of our securities. No prediction can be made as to the effect, if any, that future sales of securities, or the availability of securities for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of our securities, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risks—Risks related to this offering—Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.”

REGULATION

We intend to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisors or sub-advisors), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act of 1933, or the Securities Act. We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might indirectly subject our stockholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies. None of our investment policies are fundamental and any may be changed without stockholder approval.

Qualifying assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

•

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

•	is organized under the laws of, and has its principal place of business in, the United States;

•

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

•	satisfies either of the following:

•	has a market capitalization of less than $250 million or does not have any class of securities listed on a national securities exchange; or

•

is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result thereof, the BDC has an affiliated person who is a director of the eligible portfolio company.

•	Securities of any eligible portfolio company which we control.

•

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

•

Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

•	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

•	Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial assistance to portfolio companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in “Regulation—Qualifying assets” above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance, although this may not be the sole method by which the BDC satisfies the requirement to make available managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. Consequently, repurchase agreements are functionally similar to loans. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, the 1940 Act and certain diversification tests in order to qualify as a RIC for federal income tax purposes will typically require us to limit the amount we invest with any one counterparty. Our investment advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any preferred stock or publicly traded debt securities are outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risks—Risks related to our operations as a BDC.”

Code of ethics

We and THL Credit Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the IDEA Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy voting policies and procedures

We have delegated our proxy voting responsibility to THL Credit Advisors. The Proxy Voting Policies and Procedures of THL Credit Advisors are set forth below. The guidelines are reviewed periodically by THL Credit Advisors and our independent directors, and, accordingly, are subject to change.

Introduction

THL Credit Advisors is in the process of being registered as an investment advisor under the Advisers Act. As an investment advisor registered under the Advisers Act, THL Credit Advisors will have fiduciary duties to us. As part of this duty, THL Credit Advisors recognizes that it must vote client securities in a timely manner free of conflicts of interest and in our best interests and the best interests of our stockholders. THL Credit Advisors’ Proxy Voting Policies and Procedures have been formulated to ensure decision-making consistent with these fiduciary duties.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy policies

THL Credit Advisors evaluates routine proxy matters, such as proxy proposals, amendments or resolutions on a case-by-case basis. Routine matters are typically proposed by management and THL Credit Advisors will normally support such matters so long as they do not measurably change the structure, management control, or operation of the corporation and are consistent with industry standards as well as the corporate laws of the state of incorporation.

THL Credit Advisors also evaluates non-routine matters on a case-by-case basis. Non-routine proposals concerning social issues are typically proposed by stockholders who believe that the corporation’s internally adopted policies are ill-advised or misguided. If THL Credit Advisors has determined that management is generally socially responsible, THL Credit Advisors will generally vote against these types of non-routine proposals. Non-routine proposals concerning financial or corporate issues are usually offered by management and seek to change a corporation’s legal, business or financial structure. THL Credit Advisors will generally vote in favor of such proposals provided the position of current stockholders is preserved or enhanced. Non-routine proposals concerning stockholder rights are made regularly by both management and stockholders. They can be generalized as involving issues that transfer or realign board or stockholder voting power. THL Credit Advisors typically would oppose any proposal aimed solely at thwarting potential takeovers by requiring, for example, super-majority approval. At the same time, THL Credit Advisors believes stability and continuity promote profitability. THL Credit Advisors’ guidelines in this area seek a middle road and individual proposals will be carefully assessed in the context of their particular circumstances.

If a vote may involve a material conflict of interest, prior to approving such vote, THL Credit Advisors must consult with its chief compliance officer to determine whether the potential conflict is material and if so, the appropriate method to resolve such conflict. If the conflict is determined not to be material, THL Credit Advisors’ employees shall vote the proxy in accordance with THL Credit Advisors’ proxy voting policy.

Proxy voting records

You may obtain information about how we voted proxies by making a written request for proxy voting information to:

Chief Compliance Officer

THL Credit, Inc.

100 Federal Street, 31st Floor

Boston, MA 02110

Other

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, issue and sell our common stock, at a price below the current net asset value of the common stock, or issue and sell warrants, options or rights to acquire such common stock, at a price below the current net asset value of the common stock if our board of directors determines that such sale is in our best interest and in the best interests of our stockholders, and our stockholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We will be subject to periodic examination by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and THL Credit Advisors are adopting and implementing written policies and procedures reasonably designed to prevent violation of the federal securities laws, and will review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We and THL Credit Advisors have designated an interim chief compliance officer to be responsible for administering the policies and procedures.

BROKERAGE ALLOCATIONS AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, THL Credit Advisors will be primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. THL Credit Advisors does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While THL Credit Advisors generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, THL Credit Advisors may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if THL Credit Advisors determines in good faith that such commission is reasonable in relation to the services provided.

TAX MATTERS

The following is a summary of certain U.S. federal income tax consequences to a stockholder who purchases our common stock pursuant to this offering. This summary is subject to differing interpretations and change by legislative or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular stockholders in light of their individual investment circumstances or to some types of stockholders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding our common shares in connection with a hedging, straddle, conversion or other integrated transaction, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens or stockholders who contribute assets to us in exchange for our shares. This discussion assumes that the stockholders hold their common shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all U.S. federal income tax aspects affecting us and our stockholders, and the discussion set forth herein does not constitute tax advice. No ruling has been or will be sought from the Internal Revenue Service, which we refer to as the IRS, regarding any matter discussed herein. Tax counsel has not rendered any legal opinion regarding any tax consequences relating to us or our stockholders. Stockholders are urged to consult their own tax advisers to determine the U.S. federal, state, local and foreign tax consequences to them of investing in our shares.

Taxation of the company

We intend to elect and to qualify to be taxed as a RIC under Subchapter M of the Code. To continue to qualify as a RIC, we must, among other things, (a) derive in each taxable year at least 90 percent of our gross income from dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership” (a “QPTP”); and (b) diversify our holdings so that, at the end of each quarter of each taxable year (i) at least 50 percent of the market value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other regulated investment companies and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than five percent of the value of our total assets and not more than 10 percent of the outstanding voting securities of such issuer (subject to the exception described below), and (ii) not more than 25 percent of the market value of our total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other regulated investment companies), the securities of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs. We may generate certain income that might not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions to endeavor to prevent disqualification of us as a RIC.

As a RIC, in any fiscal year with respect to which we distribute at least 90 percent of the sum of our (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net realized short-term capital gains over net realized long-term capital losses and other taxable income (other than any net capital gain), reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions) (the “Annual Distribution Requirement”), we (but not our stockholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that we distribute to our stockholders. We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains for investment or any investment company taxable income, we will be subject to U.S. federal income tax. We may choose to retain our net capital gains for investment or any investment company taxable income, and pay the associated federal corporate income tax, including the federal excise tax described below.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible four percent U.S. federal excise tax payable by us. To avoid this tax, we must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of:

(1) at least 98 percent of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

(2) at least 98 percent of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and

(3) certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the four percent federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

If, in any particular taxable year, we do not satisfy the Annual Distribution Requirement or otherwise were to fail to qualify as a RIC (for example, because we fail the 90% annual gross income requirement described above), all of our taxable income (including our net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and distributions generally will be taxable to the stockholders as ordinary dividends to the extent of our current and accumulated earnings and profits.

We may decide to be taxed as a regular corporation even if we would otherwise qualify as a RIC if we determine that treatment as a corporation for a particular year would be in our best interests.

Company investments

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and prevent disqualification of us as a RIC.

Investments we make in securities issued at a discount or providing for deferred interest or PIK interest are subject to special tax rules that will affect the amount, timing and character of distributions to stockholders. For example, with respect to securities issued at a discount, we will generally be required to accrue daily as income a portion of the discount and to distribute such income each year to maintain our qualification as a RIC and to avoid U.S. federal income and excise taxes. Since in certain circumstances we may recognize income before or without receiving cash representing such income, we may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining RIC status and for avoiding U.S. federal income and excise taxes. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thereby be subject to corporate-level income tax.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our stockholders their share of the foreign taxes paid by us.

Taxation of U.S. stockholders

For purposes of this discussion, a “U.S. stockholder” (or in this section, a “stockholder”) is a holder or a beneficial holder of shares which is for U.S. federal income tax purposes (1) a person who is a citizen or resident of the U.S., (2) a domestic corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership or other entity classified as a partnership for U.S. tax purposes holds the shares, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the activities of the partner. Partnerships acquiring shares, and partners in such partnerships, should consult their own tax advisors. Prospective investors that are not U.S. stockholders should refer to “Non-U.S. Stockholders” below and are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in our shares, including the potential application of U.S. withholding taxes.

Distributions we pay to you from our ordinary income or from an excess of net realized short-term capital gains over net realized long-term capital losses (together referred to hereinafter as “ordinary income dividends”) are generally taxable to you as ordinary income to the extent of our earnings and profits. Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate stockholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions made to you from an excess of net realized long-term capital gains over net realized short-term capital losses (“capital gain dividends”), including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains if they have been properly designated by us, regardless of the length of time you have owned our shares. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). The maximum U.S. federal tax rate on long-term capital gains of individuals is generally 15% for such gains realized in taxable years beginning on or before December 31, 2010 unless such date is extended pursuant to pending legislation. For non-corporate taxpayers, ordinary income dividends will currently be taxed at a maximum rate of 35 percent, while capital gain dividends generally will be currently taxed at a maximum U.S. federal income tax rate of 15 percent. For corporate taxpayers, both ordinary income dividends and capital gain dividends are currently taxed at a maximum U.S. federal income tax rate of 35 percent. Generally, you will be provided with a written notice designating the amount of any (i) ordinary income dividends no later than 30 days after the close of the taxable year, and (ii) capital gain dividends or other distributions no later than 60 days after the close of the taxable year.

In the event that we retain any net capital gains, we may designate the retained amounts as undistributed capital gains in a notice to our stockholders. If a designation is made, stockholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a stockholder would be increased by an amount equal to the difference between (i) the amount included in the stockholder’s income as long-term capital gains and (ii) the stockholder’s proportionate share of the corporate tax paid by us.

Dividends and other taxable distributions are taxable to you even though they are reinvested in additional shares of our common stock. If we pay you a dividend in January which was declared in the previous October, November or December to stockholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by us and received by you on December 31 of the year in which the dividend was declared.

A stockholder will realize gain or loss on the sale or exchange of our common shares in an amount equal to the difference between the stockholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, gain recognized by a stockholder on the sale or other disposition of our common shares will result in capital gain or loss to you, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Present law taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income.

Stockholders should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

Backup Withholding. We are required in certain circumstances to backup withhold on taxable dividends or distributions and certain other payments paid to non-corporate holders of our shares who do not furnish us with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Taxation of non-U.S. stockholders

The following discussion only applies to non-U.S. stockholders. A “non-U.S. stockholder” is a holder that is not a U.S. stockholder for U.S. federal income tax purposes. Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our shares.

Distributions of ordinary income dividends to non-U.S. stockholders, subject to the discussion below, will generally be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits. Different tax consequences may result if the non-U.S. stockholder is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Interest-related dividends generally are dividends derived from certain interest income earned by us that would not be subject to such tax if earned by non-U.S. stockholders directly. Short-term capital gain dividends generally are dividends derived from the excess of our net short-term capital gains over net long-term capital losses. Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Actual or deemed distributions of our net capital gains to a non-U.S. stockholder, and gains recognized by a non-U.S. stockholder upon the sale of our common stock, generally will not be subject to federal withholding tax and will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder or, in the case of an individual, is present in the United States for 183 days or more during a taxable year.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder is not otherwise required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in the shares may not be appropriate for certain non-U.S. stockholders.

New Legislation. Legislation was enacted on March 18, 2010 which significantly changes the reporting requirements of certain non-U.S. persons. Under this legislation, unless such non-U.S. persons comply with reporting requirements about their direct and indirect U.S. owners, a 30% withholding tax would be imposed on certain payments, including payments of U.S.-source dividends and gross proceeds from the sale of common stock that can produce U.S.-source dividends, that are paid to certain non-U.S. financial institutions, investment funds and other non-U.S. persons. Non-U.S. stockholders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common shares.

Backup Withholding. A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal income tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below and joint book-running managers for this offering. Subject to the terms and conditions set forth in a purchase agreement among us, our investment advisor and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and our investment advisor have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the underwritten shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Sales load	$	$	$
Proceeds, before expenses, to THL Credit, Inc.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to          additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Certain Shares to be Purchased by THL Credit Partners BDC Holdings, L.P.

We are concurrently offering          shares of our common stock at the initial public offering price directly to THL Credit Partners BDC Holdings, L.P., a special purpose unmanaged sister fund of THL Credit Opportunities, pursuant to this prospectus. These shares are included in the          shares being sold pursuant to this prospectus. Since these shares are being sold directly by us and not through the underwriters, no underwriting discount or commission will be paid to the underwriters for these shares. THL Credit Partners BDC Holdings, L.P. will indirectly bear its allocable portion of the other expenses of this offering.

No Sales of Similar Securities

We, our executive officers and directors, our other existing security holders, THL Credit Opportunities and THL Credit Partners BDC Holdings, L.P. have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Currently there are no securities convertible into, exchangeable for, exercisable for, or repayable with common stock outstanding and no such securities are anticipated to be assumed by us during the 180 day period after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, lend, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	exercise any right with respect to the registration of any common stock,

•	request or demand that we file, or file or cause to be filed, any registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above may be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Select Market Listing

We expect the shares to be approved for listing on The Nasdaq Global Select Market, subject to notice of issuance, under the symbol “TCRD.”

Determination of the Initial Public Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the representatives,

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	our prospects and the history and the prospects of the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development,

•	the general condition of the securities markets at the time of the offering,

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours, and

•	other factors deemed relevant by us and the representatives.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, our affiliates or our portfolio companies. They have received, or may in the future receive, customary fees and commissions for these transactions.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are existing investors in THL Credit Opportunities, a private fund managed by an affiliate of THL Credit Advisors.

Additional Underwriting Compensation

There are no agreements between us and the underwriters or any of their affiliates other than as described herein.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISA), such that there is no public offer. Investors, however, do not benefit from protection under CISA or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Principal Business Address

The principal business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The principal business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The principal business address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005.

CUSTODIAN

State Street Bank & Trust Company provides administrative and accounting services under a sub-administration agreement. State Street provides custodian services to us pursuant to a custodian services agreement. For the services provided to us by State Street and its affiliates, State Street is entitled to fees as agreed upon from time to time. The address of State Street Bank and Trust Company is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.

TRANSFER AGENT

American Stock Transfer and Trust Company provides transfer agency support to us and serves as our dividend paying agent under a transfer agency agreement. The address of American Stock Transfer and Trust Company is 59 Maiden Lane, New York, New York 10007.

LEGAL MATTERS

Certain legal matters in connection with the common shares will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Sidley Austin LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, or PWC, is our independent registered public accounting firm. The address of PWC is 125 High Street, Boston, Massachusetts 02110.

ADDITIONAL INFORMATION

We have filed a registration statement with the SEC on Form N-2, including amendments, relating to the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement, including any exhibits and schedules it may contain. For further information concerning us or the shares we are offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to describe the material terms thereof but are not necessarily complete and in each instance reference is made to the copy of any contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by this reference.

Upon the completion of this offering, we will file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov.

PRIVACY PRINCIPLES

We are committed to maintaining the privacy of stockholders and to safeguarding our non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third party administrator).

We restrict access to nonpublic personal information about our stockholders to our investment advisor’s employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

THL Credit, Inc.

March 15, 2010

Report of Independent Registered Public Accounting Firm

THL Credit, Inc.

Statement of Assets and Liabilities

March 15, 2010

Assets
Cash	$100,500
Deferred offering costs	414,767

Total assets	$515,267

Liabilities and Net Deficit
Liabilities
Accrued expenses	$435,000
Due to affiliate	171,360

Total liabilities	606,360

Net deficit
Common stock, par value $0.001, 100,000,000 common shares authorized; 6,700 common shares issued and outstanding	7
Capital in excess of par value	100,493
Accumulated net loss	(191,593)

Total net deficit	(91,093)

Total liabilities and net deficit	$515,267

Net deficit per common share outstanding	$(13.60)

THL Credit, Inc.

Statement of Operations

Period from May 26, 2009 (Inception) through March 15, 2010

Investment Income
Interest and dividends	$—

Total investment income	—

Expenses
Organizational expenses	191,593

Total expenses	191,593

Net investment loss	(191,593)

Net decrease in net assets resulting from operations	$(191,593)

THL Credit, Inc.

Statement of Changes in Net Assets

Period from May 26, 2009 (Inception) through March 15, 2010

Decrease in net assets from operations
Net investment loss	$(191,593)

Net decrease in net assets resulting from operations	(191,593)
Capital share transactions
Shares sold	100,500

Net increase in net assets from capital share transactions	100,500

Net decrease in net assets	(91,093)
Net deficit
Beginning of period	—

End of period (including accumulated loss of $191,593)	$(91,093)

THL Credit, Inc.

Statement of Cash Flows

Period from May 26, 2009 (Inception) through March 15, 2010

Cash flows from operating activities
Net investment loss	$(191,593)
Increase in accrued expenses	435,000
Increase in due to affiliate	171,360

Net cash provided by operating activities	414,767
Cash flows from financing activities
Proceeds from issuance of common stock	100,500
Increase in deferred offering costs	(414,767)

Net cash used in financing activities	314,267
Net increase in cash	100,500
Cash
Beginning of period	—

End of period	$100,500

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

1. Organization

THL Credit, Inc. (the “Company”) was organized as a Delaware corporation on May 26, 2009. The Company is a newly-organized, externally managed, closed-end, nondiversified management investment company that intends to file an election to be a regulated as business development company (“BDC”) under the Investment Company Act of 1940, as amended. The Company intends to raise common equity in an initial public offering (“IPO”), which is anticipated to be consummated in the second quarter of 2010. The Company has not formally commenced principal operations other than the sale and issuance of 6,700 shares of common stock at an aggregate purchase price of $100,500 to THL Credit Opportunities, L.P., an affiliate of THL Credit Advisors LLC (the “Advisor”).

The Company’s investment objective is to generate both current income and capital appreciation, primarily through the origination of privately negotiated investments in debt and equity securities in middle market companies.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting inconformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents and are classified within Level 1 of the fair value hierarchy. As of March 15, 2010, the Company held $100,500 of cash with a single financial institution and did not hold any cash equivalents.

Valuation of Investments

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or one or more broker-dealers or market makers. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Debt and equity securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Company’s board of directors. Because the Company expects that there will not be a readily available market value for many of the investments in the Company’s portfolio, the Company expects to value many of its portfolio investments at fair value as determined in good faith under the direction of the Company’s board of directors in accordance with a documented valuation policy that has been reviewed and approved by the Company’s board of directors. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

With respect to investments for which market quotations are not readily available, the Company’s board of directors undertakes a multi-step valuation process each quarter, as described below:

•	the Company’s quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment;

•	preliminary valuation conclusions are then documented and discussed with senior management of the Advisor;

•

to the extent determined by the audit committee of the Company’s board of directors, independent valuation firms engaged by the Company’s board of directors conduct independent appraisals and review the Advisor’s preliminary valuations and their own independent assessment;

•

the audit committee of the Company’s board of directors reviews the preliminary valuations of the Advisor and independent valuation firms and responds and supplements the valuation recommendation of the independent valuation firm to reflect any comments; and

•

the Company’s board of directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith based on the input of the Advisor, the respective independent valuation firms and the audit committee.

The types of factors that the Company may take into account in fair value pricing its investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.

3. Agreements

The Company has entered into an Investment Management Agreement under which the Advisor, subject to the overall supervision of the Company’s Board of Directors, will manage the day-to-day operations of, and provide investment advisory services to the Company.

The Advisor will receive a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee.

The base management fee will be calculated at an annual rate of 1.5% of the Company’s gross assets payable quarterly in arrears on a calendar quarter basis. For purposes of calculating the base management fee, “gross assets” is determined as the value of the Company’s assets without deduction for any liabilities. For the first quarter of our operations, the base management fee will be calculated based on the initial value of the Company’s gross assets. Subsequently, the base management fee will be calculated based on the value of the Company’s gross assets at the end of the most recently completed calendar quarter, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial quarter will be appropriately pro rated.

The incentive fee will have two components, ordinary income and capital gains, as follows:

The ordinary income component will be calculated, and payable, quarterly in arrears based on the Company’s preincentive fee net investment income for the immediately preceding calendar quarter, subject to a

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

total return requirement and to deferral of non-cash amounts. The preincentive fee net investment income, which is expressed as a rate of return on the value of the Company’s net assets attributable to the Company’s common stock, will have a 2.0% (which is 8.0% annualized) hurdle rate (also referred to as “minimum income level”). Preincentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial assistance and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the Company’s Administration Agreement (discussed below), and any interest expenses and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee and any offering expenses not charged to operations but excluding certain reversals to the extent such reversals have the effect of reducing previously accrued incentive fees based on the deferral of non-cash interest). Preincentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. The Advisor will receive no incentive fee for any calendar quarter in which the Company’s preincentive fee net investment income does not exceed the minimum income level. Subject to the total return requirement described below, the Advisor will receive 100% of the Company’s preincentive fee net investment income for any calendar quarter with respect to that portion of the preincentive net investment income for such quarter, if any, that exceeds the minimum income level but is less than 2.5% (which is 10.0% annualized) of net assets (also referred to as the “catch-up” provision) and 20.0% of the Company’s preincentive fee net investment income for such calendar quarter, if any, greater than 2.5% (10.0% annualized) of net assets. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of our preincentive fee net investment income for such calendar quarter and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (sometimes referred to as PIK interest or original issue discount) will be paid to THL Credit Advisors, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual.

The capital gains component of the incentive fee will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing on December 31, 2010. This component will equal 20.0% of the Company’s cumulative aggregate realized capital gains from inception through the end of that calendar year, computed net of the cumulative aggregate realized capital losses and cumulative aggregate unrealized capital depreciation through the end of such year. The aggregate amount of any previously paid capital gains incentive fees is subtracted from such capital gains incentive fee calculated. The capital gains incentive fee determined as of December 31, 2010 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized depreciation for the period ending December 31, 2010. If such amount is negative, then no capital gains incentive fee will be payable for such year. Additionally,

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

if the Investment Management Agreement is terminated as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee.

The Company has also entered into an Administration Agreement with the Advisor under which the Advisor will provide administrative services to the Company. The Company will reimburse the Advisor for the Company’s allocable portion of costs and expenses incurred by the Advisor for office space rental, office equipment and utilities allocable to the performance by the Advisor of its duties under the Investment Management Agreement, as well as any costs and expenses incurred by the Advisor relating to any administrative or operating services provided by the Advisor to the Company, certain advisory related expenses or managerial assistance to portfolio companies that request it.

4. Organizational Expenses and Offering Expenses

A portion of the net proceeds of the IPO will be used to pay offering costs. Offering costs will be charged against the proceeds from the IPO upon consummation of the IPO and are currently estimated to be approximately $960,000 through the date of the IPO. As of March 15, 2010, $414,767 in offering costs have been incurred and are reflected as deferred offering costs on the Statement of Assets and Liabilities. Organizational expenses will be expensed as incurred and are currently estimated to be approximately $191,593, which has been reflected as “Organizational expenses” in the Statement of Operations. Such offering and organizational expenses reflect management’s estimate and are subject to change upon the completion of the IPO and conclusion of the offering process. In the event the IPO is not consummated, the Company may not be able to pay certain or all of the expenses incurred. An affiliate of the Advisor has paid certain offering and organizational costs on behalf of the Company to date. The Company will reimburse the Advisor, which will reimburse its affiliate, for such payments upon completion of the IPO. The amount due to the affiliate of the Advisor is reflected as “Due to affiliate” on the Statement of Asset and Liabilities.

5. Federal Income Taxes

The Company intends to qualify for the tax treatment applicable to regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended, and, among other things, is required to make the requisite distributions to its stockholders that will relieve it from federal income or excise taxes. Therefore, no provision has been recorded in the financial statements for federal income or excise taxes.

The Company follows the provisions under the authoritative guidance on accounting for and disclosure of uncertainty in tax positions. The provisions require management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. There are no unrecognized tax benefits in the accompanying financial statements. There are no tax years that are currently subject to examination by taxing authorities.

6. Recent Accounting Pronouncements

In July 2009, the Company adopted the FASB amendments to general standards on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Company’s financial statements. See Note 7, Subsequent Events, for further discussion.

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

In June 2009, the FASB issued FASB ASC 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (formerly SFAS 168). FASB ASC 105-10 replaces the SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates (“ASU”s) by the FASB. The adoption of the Codification does not impact the Partnership’s financial statements except for references made to authoritative accounting literature in the footnotes.

7. Subsequent Events

The Company has evaluated the possibility of subsequent events that may require disclosure in the Company’s financial statements through April 2, 2010, the date that the financial statements were available to be issued.

On March 30, 2010, the Company’s Board of Directors approved the Company’s entering into a purchase and sale agreement with THL Credit Opportunities, L.P. and THL Credit Partners BDC Holdings, L.P. (“BDC Holdings”), a special purpose unmanaged sister fund, to effectuate the sale by THL Credit Opportunities, L.P. to the Company of the securities listed below. The transaction is expected to close shortly prior to the Company’s election to be regulated as a BDC. In connection with the consummation of the transaction, the Company expects to issue to BDC Holdings shares of common stock, at the expected IPO price of $15.00 per share, equal to the fair value of these securities at such closing, as determined by the Company’s board of directors.

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

The securities as of March 15, 2010 to be purchased pursuant to the purchase and sale agreement are as follows:

Portfolio Company/Type of Investment(1)	Industry	Principal/No. of Shares/No. of Units	Fair Value(2)
Non-control investments
Anytime Worldwide, LLC
Senior Secured Note, 16.0%, due 12/11/14	Recreation & Leisure Services	$12,900,000	$12,335,860
Class A Units(3)(4)		157,257.10	$564,140
Warrant for Class B Units			—

			$12,900,000
Food Processing Holdings, LLC
Senior Subordinated Note, 13.5% cash	Food Processing Services
2.0% PIK, due 8/10/15(7)		$12,021,836	$11,450,407
Class A Units		162.44	$163,268
Class B Units		406.09	$408,161

			$12,021,836
JDC Healthcare Management, LLC
Senior Subordinated Note, 12.0% cash	Healthcare, Dental Services
3.5% PIK, due 6/16/14		$10,267,749	$9,650,000
Member interest(4)(5)		1,393	$1,393,209

			$11,043,209
LCP Capital Fund, LLC
Member interest(5)(6)	Financial Services	$12,000,000	$12,000,000

			$12,000,000
Surgery Center Holdings, Inc.
Senior Subordinated Note, 13.5% cash	Healthcare, Ambulatory Surgery Centers
2.0% PIK, due 6/24/15		$13,147,222	$12,775,664
Preferred Stock, 19.0% dividend rate		913.04	$895,546
Member interest(4)(5)		389,821	$389,821

			$14,061,031
Total Portfolio Investments			$62,026,076

(1)	All debt investments are income producing. Equity and member interests are non-income producing unless otherwise noted.
(2)	Fair value as determined by the board of directors of THL Credit, Inc. as of March 15, 2010.
(3)	Comprised of 157,100 Class A Financial Units and 157.10 Class A Governance Units.
(4)	Equity ownership may be held in shares or units of companies related to the portfolio company.
(5)	Member interests of limited liability companies are the equity equivalents of the stock of corporations.
(6)	Income producing security.
(7)	Interest held in a company related to the portfolio company.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

          Shares

THL Credit, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Citi

Deutsche Bank Securities

                    , 2010

Part C

OTHER INFORMATION

Item 25. Financial statements and exhibits

1.	Financial Statements

2.	Exhibits

(a)	Amended and Restated Certificate of Incorporation(3)

(b)	By-Laws(3)

(d)	Form of Specimen Certificate(2)

(e)	Dividend Reinvestment Plan(2)

(g)	Investment Management Agreement by and between the Company and THL Credit Advisors LLC(2)

(h)	Form of Underwriting Agreement(2)

(j)	Form of Custody Agreement by and between the Company and State Street Bank and Trust Company(2)

(k)(1)	Form of Stock Transfer Agency Agreement by and between the Company and American Stock Transfer and Trust Company(2)

(k)(2)	Form of Administration Agreement by and between the Company and THL Credit Advisors LLC(2)

(k)(3)	Form of Sub-Administration Agreement by and between the Company and State Street Bank and Trust Company(2)

(k)(4)	Form of Sale and Purchase Agreement by and between the Company and THL Credit Opportunities, L.P.(2)

(k)(5)	Form of License Agreement(2)

(l)	Opinion and Consent of Counsel to the Company(2)

(n)	Consent of Independent Registered Public Accounting Firm(2)

(p)(1)	Form of Subscription Agreement by and between the Company and THL Credit Opportunities, L.P.(2)

(p)(2)	Form of Subscription Agreement by and between the Company and THL Credit Partners BDC Holdings, L.P.(2)

(r)	Code of Ethics of the Company(2)

(1)	Filed herewith.
(2)	To be filed by amendment.
(3)	Incorporated by reference to the corresponding exhibit number to the Registant’s Pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 on Form N-2 filed on July 15, 2009.

1

Item 26. Marketing arrangements

The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference. Reference is also made to the Form of Underwriting Agreement for the Registrant’s shares of common stock to be filed by amendment to this registration statement.

Item 27. Other expenses of issuance and distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fee	$16,740
FINRA filing fee	$30,500
NASDAQ Global Select Market listing fee	$125,000
Printing (other than certificates)	$150,000
Engraving and printing certificates	$15,000
Accounting fees and expenses	$57,500
Legal fees and expenses	$405,000
Miscellaneous fees and expenses	$160,000	(*)

Total	$959,740

(*)	Includes approximately $110,000 for travel and related expenses.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons controlled by or under common control with the registrant

None.

Item 29. Number of holders of shares

The following table sets forth the approximate number of record holders of the Company’s common stock as of March 15, 2010:

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	1

Item 30. Indemnification

The information contained under the heading “Description of Shares” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

2

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and other connections of investment advisor

A description of any other business, profession, vocation or employment of a substantial nature in which THL Credit Advisors LLC, and each managing director, director or executive officer of THL Credit Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Advisor.” Additional information regarding THL Credit Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No.             ), and is incorporated herein by reference.

Item 32. Location of accounts and records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o THL Credit Advisors, 100 Federal Street, 31st Floor, Boston, MA 02110, and at the offices of the Registrant’s Custodian, State Street, and Transfer Agent, AST.

Item 33. Management services

Not Applicable.

Item 34. Undertakings

(1) The Registrant hereby undertakes to suspend the offering of its common stock until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Not applicable.

3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the      day of April, 2010.

By:	/s/ James K. Hunt
Name: James K. Hunt Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities set forth below on April     , 2010. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title

/s/ James K. Hunt James K. Hunt	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ Terrence W. Olson Terrence W. Olson	Chief Financial Officer (Principal Financial and Accounting Officer)

* David K. Downes	Director

* Nancy Hawthorne	Director

* Keith W. Hughes	Director

* John A. Sommers	Director

* David P. Southwell	Director

*	Signed by Terrence W. Olson on behalf of those identified pursuant to his designation as attorney-in-fact signed by each on July 15, 2009.

4

INDEX TO EXHIBITS

(a	)	Amended and Restated Certificate of Incorporation(3)

(b	)	By-Laws(3)

(d	)	Form of Specimen Certificate(2)

(e	)	Dividend Reinvestment Plan(2)

(g	)	Investment Management Agreement by and between the Company and THL Credit Advisors LLC(2)

(h	)	Form of Underwriting Agreement(2)

(j	)	Form of Custody Agreement by and between the Company and State Street Bank and Trust Company(2)

(k	)(1)	Form of Stock Transfer Agency Agreement by and between the Company and American Stock Transfer and Trust Company(2)

(k	)(2)	Form of Administration Agreement by and between the Company and THL Credit Advisors LLC(2)

(k	)(3)	Form of Sub-Administration and Accounting Services Agreement by and between the Company and State Street Bank and Trust Company(2)

(k	)(4)	Form of Sale and Purchase Agreement by and between the Company and THL Credit Opportunities, L.P.(2)

(k	)(5)	Form of License Agreement(2)

(l	)	Opinion and Consent of Counsel to the Company(2)

(n	)	Consent of Independent Registered Public Accounting Firm(2)

(p	)(1)	Form of Subscription Agreement by and between the Company and THL Credit Opportunities, L.P.(2)

(p	)(2)	Form of Subscription Agreement by and between the Company and THL Credit Partners BDC Holdings, L.P.(2)

(r	)	Code of Ethics of the Company(2)

(1)	Filed herewith.
(2)	To be filed by amendment.
(3)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 on Form N-2, filed on July 15, 2009.

April     , 2010

Dominic Minore

Kevin Rupert

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	THL Credit, Inc. (the “Company”) File No. 333-159636

Dear Messrs. Minore and Rupert:

We are in receipt of your oral comments of April 2, 2010 and April 6, 2010, regarding Amendment No. 2 to the Registration Statement on Form N-2 related to the issuance of shares of common stock of the Company.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 3 to the Company’s Registration Statement filed today on EDGAR. We are enclosing herewith a version of Pre-Effective Amendment No. 3 that has been marked to show the Company’s responses to your comments, as well as other changes made to the Registration Statement since its filing on March 18, 2010.

The Company’s responses to your comments are set forth below. For ease of reference, each of your comments is set forth in italics and followed by the corresponding response. As required, the Company has made each change in each location where the change is pertinent.

1.     Prospectus Summary

Include additional disclosure throughout this section to ensure a more balanced presentation of the offering by, for example, adding “no assurances” language as appropriate. Where appropriate, use plain English terms.

The Company has revised the section to address the comment.

Richard T. Prins, Esq.

a.    THL Credit Advisors LLC

Add a chart to this section identifying all of the various THL-related entities involved in the offering and the relationship of each to the others.

The Company has included the requested chart.

Include disclosure describing the relationship between THL Credit Advisors LLC and THL Credit Group L.P., either in this section or later in the document.

In response to your request, the Company has included additional disclosure describing the relationship between these entities.

In your response letter, explain for the record why the private placement will not be integrated into this offering and what exemption THL Credit Partners BDC Holdings, L.P. will rely upon for the proposed transaction.

Prior to the initial public offering, the Company will sell to THL Credit Partners BDC Holdings, L.P. (“BDC Holdings”) approximately 4.1 million shares of its common stock in exchange for certain portfolio securities owned by THL Credit Opportunities, L.P. We anticipate that the private placement will be conducted pursuant to Rule 4(2) of the Securities Act of 1933.

We believe that, under the analysis set forth by the staff of the Securities and Exchange Commission in its no-action letter to Black Box Inc. (June 26, 1990), the private placement of common stock to BDC Holdings should not be integrated with the public offering of the Company’s common stock. In Black Box, the staff expressed its policy position that a registered offering that would otherwise be integrated with an unregistered offering will not be so integrated if the unregistered offering was made only to (1) a limited number of “qualified institutional buyers” (within the meaning of such term under Rule 144A under the Securities Act of 1933) or (b) not more than four purchasers, all of which are “accredited investors” within the meaning of such term under paragraph (a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) of Rule 501 under the Securities Act of 1933, in either case in a transaction which would be a valid private placement if viewed separately. In this case, the securities will be sold only to BDC Holdings, which is an accredited investor within the meaning of Rule 501(a)(8) under the Securities Act of 1933, and the private placement, if viewed separately, would not be part of any general solicitation and would be a valid private placement under Rule 4(2).

In your response letter, confirm that the shares of common stock to be received by THL Credit Partners BDC Holdings, L.P. in the private placement will not include any registration rights.

Richard T. Prins, Esq.

The Company hereby confirms that the holders of the shares of common stock purchased by THL Credit Partners BDC Holdings, L.P. in the private placement will not have any registration rights.

In the first line on page three and elsewhere throughout the document, revise the phrase “the investment team” to instead read “our investment team.”

The requested revision has been made throughout the document.

At the top of page three, nine lines down from the top, include the date upon which the Company’s Board of Directors determined the fair value of the Initial Portfolio Assets.

The requested information has been included.

At the top of page three, nine lines down from the top, include the approximate total percentages of debt and equity investments, respectively, that make up the Initial Portfolio Assets.

The requested information has been included.

At the top of page three, in the sentence beginning with “We will also have access immediately after the offering,” add the word “sole” or “exclusive” immediately prior to the word “access” if that is to be the case.

The requested revision has been made.

At the top of page three, expand the statement at the bottom of the paragraph beginning with “We anticipate that the Initial Portfolio Assets...” (i) to make clear that any dividend declared would be a distribution of income; (ii) that such a dividend would be at made at the discretion of the Company’s Board of Directors; and (iii) that there can be no assurances that the Company will be able to declare dividends in subsequent periods.

The requested revisions have been made.

b.    Competitive Advantages

The paragraphs entitled “Recently originated portfolio” and “Pipeline of prospective investments” appear multiple times throughout the document; consider removing one or more instances of this disclosure.

Richard T. Prins, Esq.

These paragraphs appear only in the summary and the text on pages 43 and 44. The Company believes they are appropriately included in both places and accordingly has not removed this discussion from either location.

In the paragraph on page six entitled “Recently originated portfolio”(or elsewhere, as appropriate), describe the underwriting standards used in selecting the Initial Portfolio Assets and how they relate to the standards to be used by THL Credit Advisors in selecting future investments for the Company.

The requested disclosure has been included.

In the paragraph on page six entitled “Disciplined investment process with focus on preservation of capital,” make clear in plain English that the personnel of THL Credit Group L.P. and THL Credit Advisors are essentially the same.

The requested disclosure has been included.

c.    The Offering – Investment Management Agreement

Revise the last line of the final paragraph of this section to read “Many external BDCs and closed-end funds pay advisory fees on the basis of net assets plus the proceeds of leverage, which would not include other liabilities and accordingly would differ from our advisory agreement to the extent that there are other liabilities.

The requested change has been made.

d.    Fees and Expenses

If the registrant intends to use leverage within the first year of its operations, please disclose that fact in the document where relevant and revise the Fees and Expense table to reflect to the assumed expense of such leverage. Please also include in the line item “Incentive Fees Payable Under the Investment Management Agreement” a brief parenthetical identifying the components of such incentive fee.

The Company anticipates that during its first year of operations it may employ a maximum of approximately $62.5 million of leverage within the first year after completion of the offering and has adjusted the expense table and example accordingly. In addition, the Company has revised the Incentive Fees line item as requested.

Richard T. Prins, Esq.

2.    Risk Factors

In the introductory language to this section, revise the statement “The risks set out below are not the only risks we face” to include that they are the principal risks associated with investment in the Company.

The requested change has been made.

a.    If we use borrowed funds or the proceeds of preferred stock to make investments…

If the registrant wishes to pledge more than one-third of its assets in connection with borrowings, disclose that intention and describe in this risk factor any custodial relationships that would result from the use of leverage and state that no creditor will have veto power over investment decisions except in an event of default or if asset coverage is less than 200%..

The requested disclosure has been included.

b.    If THL Credit Advisors is unable to manage our investments effectively...

Include in the title of this risk factor that THL Credit Advisors may face certain conflicts of interest in allocating investment opportunities between the Company and other entities.

The requested change has been made.

c.    We may have difficulty paying our required distributions if we recognize income…

Revise the second paragraph of this risk factor to make it easier for the reader to understand the risk; include an example if helpful.

The Company has determined to add an example as the clearest way to enable the reader to understand the risk.

d.    We may be obligated to pay our investment advisor incentive compensation…

Revise the heading to include “payments” and the last line of the heading of this risk factor to include the phrase “as incentive compensation payments” immediately following the phrase “20% of our net capital gains.”

The requested change has been made.

Richard T. Prins, Esq.

3.    Capitalization

Explain the line item “Accrued underwriters’ fee” from the Capitalization table.

The line item has been removed from the Capitalization table.

Include language disclosing that the Company will have a negative net asset value per share prior to the offering.

The Company has added disclosure regarding this fact on the cover page of the prospectus as well as in the text relating to the Capitalization Table, and has included a line item showing negative net asset value per share in the Statement of Assets and Liabilities in the financial statements.

4.    Dilution Table

Include a table showing dilution to investors in this offering.

The Company has included the requested table.

5.    The Company

a.    THL Credit Advisors LLC

In the Portfolio Company table on page 40, remove the column entitled “Amortized Cost” or include a footnote stating that amortized cost is not a recognized method of valuation.

The Company has modified the table to remove the column entitled “Amortized Cost.”

6.    Control Persons and Principal Stockholders

Revise the Control Persons and Principal Stockholders table to reflect the effect of the proposed purchase of the Initial Portfolio Assets prior to the offering and the sale of common stock to THL Credit Partners BDC Holdings, L.P. in the offering.

The Company has revised this table as requested.

Richard T. Prins, Esq.

7.    The Advisor

a.    Investment Management Agreement

Revise here and elsewhere the sentence beginning with “The incentive fee will have two components” at the top of page 57 to include identify the two components.

The requested change has been made.

Please explain in your response the exclusion of organization expenses in footnote 3 to the income incentive fee examples on page 59 and what the note ties to.

Footnote 3 merely excludes, as an assumption for purposes of the example, offering and organization expense from the “other expenses” line of the calculation, to which it is tied. As a result the example tracks an ordinary operating quarter rather than the Company’s first quarter.

In example 2, please insert “income and capital gain” after “cumulative” and before “incentive fees” in both places.

The requested addition has been made.

8.    Part C. Other Information

a.    Item 27. Other expenses of issuance and distribution

Identify in a footnote any expenses that represent greater than 10% of the total offering expense.

The requested disclosure has been included.

9.    Administration Agreement

Please confirm that expenses of the Administrator incurred pursuant to the Administration Agreement will be passed along to the registrant at cost and that as a result the Administrator will not realize any profits under the Administration Agreement.

The Company confirms that the Administrator will not realize any profit under the terms of the Administration Agreement.

10.    Balance Sheet

Please include a line item in the balance sheet reflecting the registrant’s current net asset value per share.

Richard T. Prins, Esq.

The requested line item has been added.

Include in the final pre-effective amendment an additional balance sheet, which may be unaudited, reflecting the purchase by the registrant of the Initial Portfolio Assets and include with such balance sheet the information required by [Schedule 12- ] of [Regulation S-X]. Include also as an exhibit to such pre-effective amendment the consent of the registrant’s independent registered public accounting firm.

The Company notes your comment and will include such a table in the final pre-effective amendment to its registration statement.

11.    Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Richard T. Prins, Esq.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-2790 or Richard Cardillo at 212-735-2459.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins

cc:	James K. Hunt
Sam W. Tillinghast
Terrence W. Olson

  THL Credit, Inc.